FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:          APRIL 2005

Commission File Number:    000-50422


                                AMADOR GOLD CORP.
--------------------------------------------------------------------------------
             (Exact Name of Registrant, as Specified in its Charter)


          16493-26TH AVENUE, SURREY, BRITISH COLUMBIA, CANADA, V3S 9W9
--------------------------------------------------------------------------------
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]              Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]                    No [X]

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
82-____________


--------------------------------------------------------------------------------

                                TABLE OF CONTENTS

Document 1     Notice of Meeting dated April 6, 2005
Document 2     Information Circular dated April 6, 2005
Document 3     Exhibit 1 - Audited Financial Statements for the Year
                 Ended October 31, 2004
Document 4     Exhibit 2 - Management Discussion and Analysis
Document 5     Exhibit 3 - Articles
Document 6     Exhibit 4 - Audit Committee Charter
Document 7     Exhibit 5 - Notice of Change of Auditor, letter from
                 Former Auditor and letter from Successor Auditor
Document 8     Form of Proxy
Document 9     Voting Instruction Form
Document 10    Return Card

                                                                      DOCUMENT 1

                                AMADOR GOLD CORP.
          NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS
 -------------------------------------------------------------------------------

NOTICE IS HEREBY GIVEN THAT the Annual and Special General Meeting (the "Meeting") of the shareholders of AMADOR GOLD CORP. (the "Company") will be held at 711-675 West Hastings Street, Vancouver, British Columbia, V6B 1N2 on Wednesday, MAY 11, 2005 at the hour of 2:00 o'clock in the afternoon (VANCOUVER
TIME) for the following purposes:

         1.       To receive and consider the Report of the Directors.

         2. To receive the audited financial statements of the Company for the year ended October 31, 2004 and the auditors' report thereon.

         3. To approve an ordinary resolution, the full text of which is set out in the Information Circular, to change the Company's auditors from Staley, Okada & Partners, Chartered Accountants, to Morgan & Company, Chartered Accountants, as auditors for the Company for the ensuing year, at a remuneration to be fixed by the directors.

         4.       To elect directors of the Company.

         5.       To consider and, if thought fit, to approve:

                  (a) a special resolution to remove the application of the Pre-existing Company Provisions, as defined in the BUSINESS CORPORATIONS ACT (British Columbia);

                  (b) a special resolution to alter the Company's share structure to an unlimited number of common shares without par value; and

                  (c) a special resolution to approve new articles for the Company,

                  all  as  more  particularly   described  in  the  accompanying
                  Information Circular.

         6. To consider and, if thought fit, to approve an ordinary resolution that approves the Company's 2005 Stock Option Plan.

         7. To transact any other business that may properly come before the meeting and any adjournment thereof.

Accompanying this Notice are the audited financial statements of the Company for the year ended October 31, 2004 and the auditors' report thereon and an Information Circular, Form of Proxy and Annual Return Card.

A shareholder entitled to attend and vote at the meeting is entitled to appoint a proxyholder to attend and vote in his or her place. Shareholders who are unable to attend the Meeting are requested to date, complete and sign the enclosed Form of Proxy and return it in the addressed envelope provided for that purpose. To be effective, proxies must be received by Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8 at least 48 hours before the time of the Meeting (excluding Saturdays, Sundays and holidays). The Company's management is soliciting the enclosed Form of Proxy but, as set out in the Notes, you may amend the Form of Proxy if you wish by striking out the names listed and inserting, in the space provided, the name of the person you want to represent you at the meeting.

DATED on April 6, 2005 at Surrey, British Columbia.

                                             ON BEHALF OF THE BOARD

                                             /s/ RUPERT L. BULLOCK
                                             ------------------------------
                                             Rupert L. Bullock,
                                             President

                                                                      DOCUMENT 2

                                AMADOR GOLD CORP.
                                16493-26th Avenue
                            Surrey, British Columbia
                                     V3S 9W9

                              INFORMATION CIRCULAR
           (as at and dated April 6, 2005 unless otherwise indicated)


                       MANAGEMENT SOLICITATION OF PROXIES

THIS INFORMATION CIRCULAR (THE "CIRCULAR") IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY MANAGEMENT OF AMADOR GOLD CORP. (THE "COMPANY") FOR USE AT THE ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OF THE COMPANY (THE "MEETING") TO BE HELD IN THE BOARDROOM AT:

                       SUITE 711-675 WEST HASTINGS STREET
                      VANCOUVER, BRITISH COLUMBIA, V6B 1N2

ON MAY 11, 2005 AT THE HOUR OF 2:00 O'CLOCK IN THE AFTERNOON (VANCOUVER TIME) FOR THE PURPOSES SET FORTH IN THE NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS (THE "NOTICE") ACCOMPANYING THE CIRCULAR.

The solicitation of proxies will be primarily by mail. Proxies may also be solicited personally by directors, officers and regular employees of the Company. The cost of solicitation of proxies will be borne by the Company.


                      APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying form of proxy (the "Proxy") are officers of the Company. A REGISTERED SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) OTHER THAN THE PERSONS NAMED AS THE PROXY OF THE SHAREHOLDER AND MAY EXERCISE THIS RIGHT EITHER BY INSERTING THAT PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE PROXY AND STRIKING OUT THE OTHER NAMES OR BY COMPLETING ANOTHER PROPER FORM OF PROXY. To be effective, Proxies must be deposited at the office of the Company's registrar and transfer agent, Pacific Corporate Trust Company, 10th Floor - 625 Howe Street, Vancouver, British Columbia V6C 3B8, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting.

Proxies given by registered shareholders for use at the Meeting may be revoked at any time before their use. In addition to revocation in any other manner permitted by law, a Proxy may be revoked by depositing an instrument in writing signed by the registered shareholder, or by the registered shareholder's attorney duly authorized in writing, at the registered office of the Company, 1100-888 Dunsmuir Street, Vancouver, British Columbia, V6C 3K4 on or before the last business day preceding the day of the Meeting, or any adjournment thereof, or with the chair of the Meeting on the day of the Meeting, or any adjournment thereof.

                        VOTING AND DISCRETION OF PROXIES

The common shares of the Company represented by the Proxies solicited by management of the Company pursuant to this Circular will be voted or withheld from voting in accordance with the directions contained therein. IF NO DIRECTIONS ARE GIVEN, THE COMMON SHARES WILL BE VOTED FOR THE ELECTION OF MANAGEMENT'S NOMINEES AS DIRECTORS OF THE COMPANY, AND FOR THE APPOINTMENT OF MANAGEMENT'S NOMINEE AS AUDITORS OF THE COMPANY AND AUTHORIZING THE DIRECTORS TO FIX THEIR REMUNERATION. THE PROXY CONFERS DISCRETIONARY AUTHORITY ON THE PERSONS NAMED THEREIN IN RESPECT OF AMENDMENTS OR VARIATIONS TO THE MATTERS REFERRED TO IN THE NOTICE AND IN RESPECT OF OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING, OR ANY ADJOURNMENT THEREOF.

As at the date of this Circular, management knows of no such amendments or variations or other matters that may properly come before the Meeting but, if any such amendments, variations or other matters are properly brought before the Meeting, the persons named in the Proxies will vote thereon in accordance with their best judgment.


                             NON-REGISTERED HOLDERS

ONLY REGISTERED SHAREHOLDERS OR DULY APPOINTED PROXYHOLDERS ARE PERMITTED TO VOTE AT THE MEETING. MOST SHAREHOLDERS OF THE COMPANY ARE "NON-REGISTERED" SHAREHOLDERS BECAUSE THE SHARES THEY OWN ARE NOT REGISTERED IN THEIR NAMES BUT ARE INSTEAD REGISTERED IN THE NAME OF THE BROKERAGE FIRM, BANK OR TRUST COMPANY THROUGH WHICH THEY PURCHASED THE SHARES. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited, of which the Intermediary is a participant.

These securityholder materials are being sent to both registered shareholders and Non-Registered Holders. If you are a Non-Registered Holder, and the Company or its agent has sent these materials to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as "NOBOs". Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as "OBOs".

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has elected to send the Notice, this Circular and the Proxy (collectively, the "Meeting Materials") directly to the NOBOs, and indirectly through Intermediaries to the OBOs. The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to each OBO, unless the OBO has waived the right to receive them.

By choosing to send these materials to the NOBOs directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to the NOBOs, and (ii) executing their proper voting instructions.

The Meeting Materials sent to Non-Registered Holders who have not waived the right to receive meeting materials are accompanied by a request for voting instructions (a "VIF"). This form is instead of a proxy. By returning the VIF in accordance with the instructions noted on it, a Non-Registered Holder is able to instruct the registered shareholder how to vote on behalf of the Non-Registered Holder. VIFs, whether provided by the Company or by an Intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives a VIF wish to attend the Meeting or have someone else attend on his or her behalf, the Non-Registered Holder may request a legal proxy as set forth in the VIF, which will grant the Non-Registered Holder or his or her nominee the right to attend and vote at the Meeting.

PLEASE RETURN YOUR VOTING INSTRUCTIONS AS SPECIFIED IN THE VIF. NON-REGISTERED HOLDERS SHOULD CAREFULLY FOLLOW THE INSTRUCTIONS SET OUT IN THE VIF, INCLUDING THOSE REGARDING WHEN AND WHERE THE VIF IS TO BE DELIVERED.


                                  VOTING SHARES

The record date for the determination of shareholders entitled to receive notice of and vote at the Meeting has been fixed as APRIL 6, 2005. The affirmative vote of a majority of the votes cast at the Meeting is required for approval of each matter set forth in this Circular.

To the knowledge of the directors and executive officers of the Company, the following are the only persons who beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Company:

            NAME                   NUMBER OF VOTING SECURITIES       PERCENTAGE
            ----                   ---------------------------       ----------

Maxwell A. Munday (1)                        4,199,208                  16.4%
------------------------------     ---------------------------       ----------
Tri-Pol Energy Corporation (2)               3,976,480                  15.6%

Notes:

(1) Of these shares, a total of 3,739,208 shares are held by Munday Home Sales Ltd., a private company owned as to 100% by Maxwell Munday;

(2) The beneficial owner of Tri-Pol Energy Corp. is Star Builders Partnership Ltd. of Eugene, Oregon, which is beneficially owned by the Veld 1993 Trust of Roratonga, Cook Islands. Neither the Trustee of the Veld 1993 Trust nor any of the beneficiaries of the Trust are insiders, affiliates or associates of the Company, nor are they affiliated with any of the management of the Company.

COMMON SHARES

The authorized capital of the Company consists of 100,000,000 common shares without par value. As at the date of this Circular, 25,522,915 common shares are issued and outstanding.

Each common share of the Company carries the right to one vote, and all common shares may be voted at the Meeting.

                              ELECTION OF DIRECTORS

The directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders or until their successors are appointed. In the absence of instructions to the contrary, the enclosed Proxy will be voted for the five (5) nominees listed herein.

THE MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. IN THE EVENT THAT, PRIOR TO THE MEETING, ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED, IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY MANAGEMENT TO VOTE THE PROXY FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS AS DIRECTORS.

                                                                                                             NUMBER OF
                                                                                                          COMMON SHARES
                                                                                                            BENEFICIALLY
                                                                                                          OWNED, DIRECTLY
                                                                                                         OR INDIRECTLY, OR
NAME AND MUNICIPALITY OF        PRINCIPAL OCCUPATION AND, IF NOT AT PRESENT         PERIOD FROM WHICH      CONTROLLED OR
 RESIDENCE AND PRESENT            AN ELECTED DIRECTOR, OCCUPATION DURING            NOMINEE HAS BEEN        DIRECTED AT
POSITION WITH COMPANY(1)                  THE PAST FIVE YEARS                           DIRECTOR             PRESENT(2)
------------------------   -----------------------------------------------------    -----------------    -----------------
Lynn W. Evoy               Retired  Captain,  Canadian   Airlines International;     August 1, 2000           594,429
Surrey, B.C., Canada       served as   president,  director  and  secretary  for
Director and Chief         numerous    companies   trading  on   various   stock
Executive Officer          exchanges, since 1980

Richard W. Hughes(3)       Controls Hastings Management Corp., a private company    December 19, 2002         545,000
Sechelt, B.C., Canada      providing  management  services  to  public companies
Director                   since 1989,  and is a director and officer of various
                           mining, exploration and development companies

John Keating               January  2000  -  September 2004,  President of Black      New Nominee               Nil
Stittsville, Ontario,      Bull Resources;  November 2004  -  present, President
Canada                     and   Chief  Executive  Officer  of   Golden  Chalice
                           Resources Inc.

James M. McDonald          February  2003 - present, director of Genco Resources      New Nominee               Nil
Calgary, Alberta, Canada   Ltd. (President from December 2003 - present); 2003 -
                           present,  director  of Alamos  Gold Inc.;  1997-2003,
                           director and co-founder of National Gold  Corporation
                           (President from December 2002 - February 2003);  1997
                           - February  2004,  director and  co-founder  of Black
                           Bull  Resources  Inc.  (President  from 1997 - 2001);
                           1989 - 2000  director and  co-founder of White Knight
                           Resources Ltd.  (President from 1992 - 1996);  1988 -
                           2000, consulting geologist to Mansfield Minerals Inc.

Alan Campbell              Independent business consultant; director and officer      New Nominee               Nil
West Vancouver, B.C.,      of other mining and exploration companies
Canada
----------

Notes:

(1) The information as to country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.


                                     - 5 -


(2) The information as to shares beneficially owned directly or indirectly or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.
(3) Member of the audit committee. Two of the current audit committee members will not be standing for re-election. New members of the audit committee will be appointed at a directors' meeting immediately following the Meeting.

The Company does not have an Executive Committee of its Board of Directors.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

No proposed director:

         (a) is, as at the date of this Circular, or has been within 10 years before the date of this Circular, a director of executive officer of any company (including the Company) that, while that person was acting in that capacity:

                  (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

                  (ii) was subject to an event that resulted, after the director ceased to be a director or executive officer in the company being subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

                  (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or

         (b) has, within 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.


                INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the current directors or executive officers of the Company, nor any associates or affiliates of any of them, is or has been indebted to the Company since the commencement of or subsequent to the Company's last financial year.

                  CHANGE OF AUDITOR AND REMUNERATION OF AUDITOR

Effective May 11, 2005, STALEY, OKADA & PARTNERS, Chartered Accountants, Vancouver, British Columbia (the "Former Auditor"), will resign as auditors of the Company and MORGAN & COMPANY, Vancouver, British Columbia (the "Successor Auditor") have agreed to act as the Company's auditors effective May 11, 2005. A copy of the Notice of Change of Auditor, letter from the Former Auditor and letter from the Successor Auditor are attached as Exhibit 5 to the Circular.

The shareholders of the Company will be asked to approve the following ordinary resolution:

         "RESOLVED, as an ordinary resolution, that the change of the Company's auditors from Staley, Okada & Partners, Chartered Accountants, to Morgan & Company, Chartered Accountants, as auditors of the Company for the ensuing year, at a remuneration to be fixed by the Directors of the Company, be ratified and approved."

Unless otherwise instructed, the Proxy given pursuant to this solicitation will be voted for the appointment of Morgan & Company, Chartered Accountant, as auditors of the Company to hold office until the close of the next annual general meeting of the Company, at a remuneration to be fixed by the directors of the Company.


                             EXECUTIVE COMPENSATION

INTERPRETATION

The following definitions are set out in Form 51-102F6 of the National Instrument 51-102 of the Canadian Securities Administrators:

         "Chief Executive Officer" or "CEO" means each individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year;

         "Chief Financial Officer" or "CFO" means each individual who served as chief financial officer of the Company or acted in a similar capacity during the most recently completed financial year; and

         "Named Executive Officers" or "NEOs" means the following individuals:

         (a)      each CEO;

         (b)      each CFO;

         (c) each of the Company's three most highly compensated executive officers, other than the CEO and CFO who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000; and

         (d) any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year-end.

SUMMARY COMPENSATION TABLE

At the end of the Company's most recently completed financial year, there were two Named Executive Officers of the Company: Rupert L. Bullock, President and Chief Financial Officer and Lynn W. Evoy, Chief Executive Officer.

The compensation for the Named Executive Officers for the Company's three most recently completed financial years is as set out below:

                                                                                 LONG-TERM COMPENSATION
                                                                         -----------------------------------
                                              ANNUAL COMPENSATION                 AWARDS             PAYOUTS
                                         -----------------------------   ------------------------    -------
                                                                         SECURITIES    RESTRICTED
                                                               OTHER        UNDER      SHARES OR                  ALL
                                                              ANNUAL      OPTIONS/     RESTRICTED                OTHER
                                                              COMPEN-       SARS         SHARE        LTIP      COMPEN-
        NAME AND                         SALARY    BONUS      SATION       GRANTED       UNITS       PAYOUTS    SATION
   PRINCIPAL POSITION          YEAR       ($)       ($)         ($)          (#)          ($)          ($)        ($)
-------------------------      ----      ------    -----    ----------   ----------    ----------    -------    -------
Rupert L. Bullock(1)           2004       Nil       Nil     $20,000(2)    70,000(3)       Nil          Nil        Nil
(President and Chief           2003       Nil       Nil         Nil       62,000(4)       Nil          Nil        Nil
Financial Officer)             2002       Nil       Nil     $30,000(2)    85,000(5)       Nil          Nil        Nil

Lynn W. Evoy                   2004       Nil       Nil       $5,500     140,000(3)       Nil          Nil        Nil
(Chief Executive Officer)      2003       Nil       Nil         Nil       62,000(4)       Nil          Nil        Nil
                               2002       Nil       Nil         Nil       85,000(5)       Nil          Nil        Nil
----------

Notes:

(1)      Rupert L. Bullock was appointed as President of the Company on July 31,
         2000.
(2) Bullock Consulting Ltd. ("BCL"), a private British Columbia company owned 100% by Mr. Bullock, was entitled to receive a management fee of $2,500 per month (plus GST). These amounts accrued to August 31, 2002. On October 7, 2002, a total of 668,750 common shares of the Company were issued to BCL in full settlement of outstanding debt in the amount of $66,875 owned to BCL under the management agreement. The management agreement with BCL terminated on December 31, 2002. A new management agreement was entered into with BCL effective January 1, 2004 wherein BCL receives $2,000 per month (plus GST).
(3)      Exercisable at $0.56 per share on or before January 5, 2009.
(4)      Exercisable at $0.25 per share on or before March 2, 2008.
(5)      Exercisable at $0.10 per share on or before October 8, 2007.

LONG-TERM INCENTIVE PLAN AWARDS

Long term incentive plan awards ("LTIP") means "a plan providing compensation intended to motivate performance over a period greater than one financial year". LTIP awards do not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale. No LTIP awards were made to the Named Executive Officers during the most recently completed financial year.

OPTIONS AND STOCK APPRECIATION RIGHTS (SARS)

STOCK OPTIONS

The Company has a formal Stock Option Plan, previously approved by the shareholders of the Company. During the fiscal year ended October 31, 2004, the following stock options were granted to the Named Executive Officers:

                                      % OF TOTAL                      MARKET VALUE
                       SECURITIES     OPTIONS/SARS                    OF SECURITIES
                         UNDER        GRANTED TO                       UNDERLYING
                      OPTIONS/SARS   ALL EMPLOYEES     EXERCISE OR   OPTIONS ON THE
                        GRANTED         IN THE         BASE PRICE     DATE OF GRANT     EXPIRATION
         NAME            (#)(1)      FINANCIAL YEAR   ($/SECURITY)    ($/SECURITY)          DATE
-------------------   ------------   --------------   ------------   --------------   ---------------
Rupert L. Bullock        70,000           14%            $0.56           $0.56        January 5, 2009
(President & Chief
Financial Officer)

Lynn W. Evoy            140,000           28%            $0.56           $0.56        January 5, 2009
(Chief Executive
Officer)

----------

Note:

(1) These options are for a term of five years.

No options were exercised by the Named Executive Officers of the Company during the most recently completed financial year of the Company. The Company has not repriced downward any options or SARs during the most recently completed financial year of the Company.

PENSION PLANS

The Company does not provide retirement benefits for directors or executive officers.

TERMINATION OF EMPLOYMENT, CHANGES IN RESPONSIBILITY AND EMPLOYMENT CONTRACTS

There are no employment contracts between the Company and the Named Executive Officers, except as referred to under the heading "Management Contracts" below.

The Company has no plans or arrangements in respect to compensation to its executive officers which would result from the resignation, retirement or any other termination of the executive officers' employment with the Company or from a change of control of the Company or a change in the executive officers' responsibilities following a change in control, where in respect of an executive officer the value of such compensation exceeds $100,000.

COMPENSATION OF DIRECTORS

There are no arrangements under which directors were compensated by the Company during the most recently completed financial year for their services in their capacity as directors. Compensation paid to Rupert L. Bullock and Lynn W. Evoy for the year ended October 31, 2004 is set out above under the heading
"Compensation of Named Executive Officers". The following table sets forth compensation awarded or paid to, or earned by, the other directors of the Company in all capacities for services provided to the Company during the year ended October 31, 2004:

                                       NUMBER OF
                     COMPENSATION     SHARES UNDER    EXERCISE      EXPIRATION
NAME OF DIRECTOR         PAID           OPTION(1)      PRICE           DATE
-----------------    ------------     ------------    --------   ---------------
Richard W. Hughes      $  500            70,000        $0.56     January 5, 2009

Philip J. Southam      $2,000            70,000        $0.56     January 5, 2009

Notes:

(1) These options are for a term of five years.

No options were exercised by the above directors of the Company during the most recently completed financial year of the Company.

MANAGEMENT CONTRACTS

HASTINGS MANAGEMENT CORP.

On January 1, 2003, the Company entered into a management agreement with Hastings Management Corp. ("HMC"), a company owned by Richard W. Hughes, a director of the Company, to provide management services to the Company in return for the payment of $4,000 per month (plus GST) and reimbursement of administrative costs and financial services incurred by HMC on behalf of the Company. This monthly amount was reduced to $3,500 effective September 1, 2003 and as at October 31, 2004, HMC received a total of $7,000. This agreement was terminated on December 31, 2003.

BULLOCK CONSULTING LTD.

The Company has a management agreement dated January 1, 2004 with Bullock Consulting Ltd. ("BCL"), a company 100% owned by Rupert L. Bullock, the President and CFO of the Company, which obligates BCL to provide day-to-day management services as well as office facilities, accounting, secretarial services, telephone, photocopier, computer, facsimile services in return for the payment of $2,000 per month (plus GST) and reimbursement of all expenses incurred by BCL on behalf of the Company. As at October 31, 2004, BCL received a total of $20,000.


                      EQUITY COMPENSATION PLAN INFORMATION

The following table sets out those securities of the Company which have been authorized for issuance under equity compensation plans:

                                                                                               NUMBER OF SECURITIES
                                                                                             REMAINING AVAILABLE FOR
                                                                                              FUTURE ISSUANCE UNDER
                                                                                               EQUITY COMPENSATION
                                 NUMBER OF SECURITIES TO                                        PLANS (EXCLUDING
                                 BE ISSUED UPON EXERCISE      WEIGHTED-AVERAGE EXERCISE      SECURITIES REFLECTED IN
                                  OF OUTSTANDING OPTIONS    PRICE OF OUTSTANDING OPTIONS           COLUMN (A))
PLAN CATEGORY                              (A)                           (B)                           (C)
-------------------------------  -----------------------    ----------------------------     -----------------------

Equity compensation plans
approved by the securityholders         1,285,000 (1)                  $0.33/share                   441,722 (1)

Equity compensation plans not
approved by the securityholders            N/A                           N/A                           N/A

Total                                   1,285,000                        N/A                         441,722

----------

Note:

(1) As at October 31, 2004

                  INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the current or former directors, executive officers, employees of the Company or the proposed nominees for election to the Board of Directors, nor any associate and affiliate of such persons, are or have been indebted to the Company since the beginning of the financial year of the Company ended October 31, 2004.


              INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as stated herein, no informed person, director, executive officer, nominee for director, any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of such persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transactions or any proposed transactions which has materially affected or would materially affect the Company.

During the fiscal year 2004, the Company paid management fees of $20,000 to BCL and also paid consulting services of $32,164 to Vanwest Administrative Services Ltd., a private company owned 100% by Beverly J. Bullock, the Corporate Secretary of the Company, for administrative and regulatory services.

PRIVATE PLACEMENTS

In December 2003, the Company issued, on a private placement basis, 4,400,000 units, of which 3,100,000 units were flow-through units and 1,310,000 were non-flow-through units. The flow-through units were issued at a price of $0.35 per unit, each unit consisting of a common share and a share purchase warrant exercisable into one common share of the Company at a price of $0.35 per share on or before December 22, 2005. The non-flow-through units were issued at a price of $0.30 per unit, each unit consisting of a common share and a share purchase warrant exercisable into one common share of the Company at a price of $0.30 per share on or before December 22, 2005. Of the foregoing, Munday Home Sales Ltd. (a private company owned 100% by Maxwell A. Munday) subscribed for a total of 660,000 flow-through units, Maxwell A. Munday subscribed for 160,000 non-flow-through units, and Tri-Pol Energy Corporation subscribed for 50,000 non-flow-through units.

In December 2004, the Company issued, on a private placement basis, 1,000,000 units at a price of $0.15 per unit, each unit comprised of one flow-through common share and one-half of a non-transferable warrant, each full warrant entitling the holder to purchase one common share at an exercise price of $0.20 per share, exercisable on or before December 8, 2006. Of the foregoing, Tri-Pol Energy Corporation subscribed for 585,000 flow-through units.

DEBT SETTLEMENT TRANSACTION

During fiscal 2004, the Company agreed to issue 4,730,688 units in settlement of debt, in the amount of $614,989.42, each unit comprised of one common share of the Company and one non-transferable share purchase warrant exercisable at $0.13 per share for a period of two years. Munday Home Sales Ltd. received 3,739,208 units to settle debt in the amount of $486,097.07 and Tri-Pol Energy Corporation received 991,480 units to settle debt in the amount of $128,892.35.

                                 AUDIT COMMITTEE

Pursuant to Section 224(l) of the BUSINESS CORPORATIONS ACT (British Columbia), the policies of the TSX Venture Exchange (the "Exchange") and Multilateral Instrument 52-110 ("MI 52-110") AUDIT COMMITTEES, the Company is required to have an Audit Committee comprised of not less than three directors, a majority of whom are not officers, control persons or employees of the Company or an affiliate of the Company. MI 52-110 requires the Company, as a venture issuer, to disclose annually in its information circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor.

The Audit Committee did not meet formally during the financial year ended October 31, 2004. However, the Audit Committee does review the interim financial statements regularly on a quarterly basis and discusses these statements with the Company's accountant if necessary. In addition, the interim financial statements are approved by way of an Audit Committee resolution.

AUDIT COMMITTEE CHARTER

The Audit Committee Charter, the text of which is attached as Exhibit 4 to this Circular, was adopted by the Company's Audit Committee and the Board of Directors.

COMPOSITION OF THE AUDIT COMMITTEE

MI 52-110 provides that a member of an audit committee is "independent" if the member has no direct or indirect material relationship with a company, which could, in the view of the company's board of directors, reasonably interfere with the exercise of the member's independent judgment.

MI 52-110 provides that an individual is "financially literate" if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by a company's financial statements.

As of the date of this  Circular,  the  following  are the  members of the Audit
Committee:

Rupert L. Bullock, B.Comm(1)      Not Independent           Financially Literate

Philip J. Southam(1)              Independent               Financially Literate

Richard W. Hughes                 Independent               Financially Literate

----------
Note:

(1) Messrs. Bullock and Southam will not be standing for re-election to the Board of Directors. New audit committee members will be appointed at the directors' meeting immediately following the Meeting.

AUDIT COMMITTEE OVERSIGHT

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Company's Board of Directors.

RELIANCE ON CERTAIN EXEMPTIONS

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 (DE MINIMIS NONAUDIT SERVICES) or an exemption from MI 52-110, in whole or in part, granted under Part 8 (EXEMPTIONS) of MI 52-110.

PRE-APPROVAL POLICIES AND PROCEDURES

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described under the heading "Relationship with External Auditor" of the Audit Committee Charter set out in Exhibit 4 to this Circular.

EXTERNAL AUDITOR SERVICE FEES (BY CATEGORY)

The table below sets out all fees billed by the Company's external auditor in each of the last two fiscal years. In the table "Audit Fees" are fees billed by the Company's external auditor for services provided in auditing the Company's financial statements for the fiscal year. "Audit-Related Fees" are fees not included in Audit Fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements. "Tax Fees" are fees billed by the Company's external auditors for professional services rendered for tax compliance, tax advice and tax planning. "All Other Fees" are fees billed by the external auditor for products and services not included in the foregoing categories:

                                         AUDIT-RELATED                ALL OTHER
FINANCIAL YEAR ENDED      AUDIT FEES         FEES         TAX FEES       FEES
--------------------      ----------     -------------    --------    ---------
October 31, 2003          $ 15,500          $  Nil        $  Nil       $ 3,139
October 31, 2004          $ 13,730          $  Nil        $  Nil       $  Nil

EXEMPTION IN SECTION 6.1

The Company is a "venture issuer" as defined in MI 52-110 and is relying on the exemption in section 6.1 of MI 52-110 relating to Parts 3 (COMPOSITION OF AUDIT COMMITTEE) and 5 (REPORTING OBLIGATIONS).


                     PARTICULARS OF MATTERS TO BE ACTED UPON

ADOPTION OF NEW CHARTER DOCUMENTS

The BUSINESS CORPORATIONS ACT (British Columbia) (the "New Act") has now been adopted in British Columbia, replacing the former COMPANY ACT (British Columbia) (the "Former Act"). The New Act is designed to provide greater flexibility and efficiency for British Columbia companies and adopts many provisions similar to those contained in corporate legislation elsewhere in Canada. The New Act also uses new forms and terminology, most particularly a Memorandum is now called a "Notice of Articles". Each British Columbia company is required to file a transition application containing a Notice of Articles with the Registrar of Companies for British Columbia, in order to change its constitutional documents into the forms required by the New Act. The Company has filed its transition application.

The directors believe that amending the Company's Notice of Articles and adopting the Articles will enable the Company to be more efficient, flexible and cost-effective and will bring the Company's charter documents into line with charter documents of companies in other jurisdictions.

Copies of the Altered Notice of Articles and the proposed Articles are available for viewing up to the date of the Meeting at the Company's registered and records office at 1100 - 888 Dunsmuir Street, Vancouver, B.C., V6C 3K4, and will be available for review at the Meeting. The proposed Articles are attached to this Circular as Exhibit 3.

DELETION OF PRE-EXISTING COMPANY PROVISIONS

The regulations under the New Act effectively added certain provisions, called "Pre-existing Company Provisions", to every company's Notice of Articles. The "Pre-existing Company Provisions" are statutory provisions intended to preserve the application of certain provisions of the Former Act to companies formed under it, until the shareholders pass a special resolution to make them inapplicable. Because the Company is a reporting issuer, the only significant Pre-existing Company Provision is the requirement that a special resolution be approved by not less than three-quarters of the votes cast on the resolution. If shareholders approve the removal of the Pre-existing Company Provisions and the adoption of the proposed new Articles, as recommended by the Board of Directors, the required majority for a special resolution will be reduced from three-quarters to two-thirds of the votes cast.

Management believes that this will provide the Company with greater flexibility for future corporate activities and is consistent with requirements in other jurisdictions.

Shareholders will be asked to consider and, if thought fit, to pass the following special resolutions:

         "RESOLVED, as special resolutions, that:

         1. the Notice of Articles of the Company be altered to remove the application of the Pre-existing Company Provisions;

         2. subject to paragraph 3 below, the solicitors for the Company are authorized and directed to file a Notice of Alteration with the Registrar of Companies to effect that change; and

         3. the Notice of Alteration shall not be filed with the Registrar of Companies unless and until this resolution has been deposited at the Company's records office."

This amendment to the Notice of Articles shall take effect immediately on the date and time the Notice of Alteration of the Articles is filed with the Registrar of Companies.

PROPOSED ALTERATIONS OF AUTHORIZED CAPITAL

As now permitted by the New Act, the Company proposes an amendment to its Notice of Articles to increase the Company's authorized capital from 100,000,000 shares without nominal or par value to an unlimited number of shares without par value.

Management believes that having unlimited authorized capital provides the Company with greater flexibility for future corporate activities. This resolution must be passed by not less than three-quarters of the votes cast by the shareholders present in person or by proxy at the Meeting.

Shareholders will be asked to consider and, if thought fit, to pass the following special resolutions:

         "RESOLVED, as special resolutions, that:

         1. the Notice of Articles be altered to change the number of common shares authorized to be issued from 100,000,000 common shares without nominal or par value to an unlimited number of common shares without nominal or par value;

         2. the alterations made to the Company's articles shall not take effect until the Company's Notice of Articles has been altered to reflect the alterations made to the articles of the Company;

         3. subject to deposit at the Company's records office of this resolution, any director or officer of the Company is authorized to execute and file a Notice of Alteration with the Registrar of Companies, along with all other documents and take such further actions that may be necessary to effect the amendment; and

         4. the Board of Directors is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above resolutions without further approval, ratification or confirmation by the shareholders."

This amendment to the Notice of Articles shall take effect immediately on the date and time the Notice of Alteration of the Articles is filed with the Registrar of Companies.

ADOPTION OF ARTICLES

Management believes that replacing the Company's existing articles with the Articles will provide the Company with greater flexibility for future corporate activities. The resolution approving the Articles must be passed by not less than three-quarters of the votes cast by the shareholders present in person or by proxy at the Meeting. Management believes the major changes from the existing articles are:

1. Certain changes to the Notice of Articles, Articles and share structure may now be made by directors' resolution or ordinary resolution, as described below;

2. The directors may, by resolution, approve a change of name of the Company, without the necessity for shareholder approval;

3.       Shareholders' meetings may be held by electronic means; and

4. Shareholders' meetings may, if authorized by directors' resolution, be held in jurisdictions outside British Columbia.

CHANGES TO NOTICE OF ARTICLES, ARTICLES AND SHARE STRUCTURE

If the special resolution is passed by shareholders, the Company may alter its Notice of Articles, Articles and share structure in the following manner:

1. by directors' resolution or ordinary resolution, as determined in each case by the directors,

         (a) create one or more classes or series of shares and, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares and alter the identifying name of any of its shares;

         (b) establish, increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares;

         (c) if the Company is authorized to issue shares of a class of shares with par value, decrease the par value of those shares or if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

         (d) change unissued shares with par value into shares without par value, or vice versa, or change all or any of its fully paid issued shares with par value into shares without par value;

         (e) create, attach, vary or delete special rights or restrictions for the shares of any class or series of shares, if none of those shares have been issued;

         (f) subdivide all or any of its unissued, or fully paid issued, shares; and

         (g) authorize alterations to the Articles that are procedural or administrative in nature or are matters that pursuant to the Articles are solely within the directors' powers, control or authority.

2. if the New Act does not specify the type of resolution and the Articles do not specify another type of resolution, by ordinary resolution otherwise alter its shares, authorized share structure or the Articles.

Shareholders will be asked to consider and, if thought fit, to pass the following special resolutions:

         "RESOLVED, as special resolutions, that once the Company has filed with the Registrar of Companies a Notice of Alteration to alter its Notice of Articles to remove the application of the Pre-existing Company
         Provisions:

         1. the existing Articles of the Company be deleted in their entirety and that the form of Articles attached hereto as
                  Exhibit 3 be adopted as the Articles of the Company; and

         2. the alterations made to the Company's Articles shall take effect upon deposit of this resolution at the Company's records office."

STOCK OPTION PLAN

In accordance with the Exchange's Corporate Finance Policy 4.4 "Incentive Stock Options" (the "Policy"), the directors of the Company have adopted the 2005 Stock Option Plan, subject to shareholder and Exchange approval. The Plan complies with the requirements of the Policy for Tier 2 issuers. Under the Plan, a maximum of 10% of the issued and outstanding shares of the Company are proposed to be reserved at any time for issuance on the exercise of stock options. As the number of shares reserved for issuance under the Plan increases with the issue of additional shares by the Company, the Plan is considered to be a "rolling" stock option plan. A copy of the Plan will be available for review by the shareholders at the Meeting.

PARTICULARS OF THE PLAN

If adopted, the pertinent terms and conditions of the Plan are as follows:

         (a) The purpose of the Plan is to encourage common stock ownership in the Company by directors, officers, employees and consultants of the Company, and to reward those parties for advancing the interests of the Company;

         (b) The Plan will be administered by the Board of Directors of the Company who will have the full authority and sole discretion to grant options under the Plan to any eligible party, including themselves;

         (c) The maximum number of shares that may be reserved for issuance under the Plan will be a rolling number not to exceed 10% of the issued and outstanding shares of the Company at the time of the stock option grant;

         (d) The exercise price of options granted under the Plan will be set by the Board of Directors at the time of grant and will not be less than the Discounted Market Price of the Company's shares as set out in the policies of the Exchange;

         (e) The full purchase price of common shares purchased under the Plan shall be paid in cash upon the exercise thereof,

         (f) Options may be granted under the Plan exercisable over a period not exceeding five years;

         (g)      Options   covering   not  more  than  5%  of  the  issued  and
                  outstanding shares of the Company may be granted to any one individual in any 12 month period;

         (h) No more than 2% of the issued and outstanding shares of the Company may be granted to any one "consultant" in any 12 month period and no more than an aggregate of 2% of the issued and outstanding shares of the Company may be granted to an employee conducting "investor relations activities" (as such terms are defined in Exchange policies);

         (i) Options may only be exercised while the optionee is a director, officer, employee or consultant to the Company, or within a period of 90 days after ceasing to be so, or, in the case of an employee conducting investor relations activities, within 30 days after ceasing employment;

         (j) Notwithstanding item (i), an optionee's heirs or administrators shall have one year from the death of the optionee in which to exercise any portion of options outstanding at the time of death of the optionee;

         (k) The options shall not be assignable or transferable by an optionee;

         (l) The obligation of the Company to issue and deliver common shares under the Plan will be subject to any approvals which may be required from any regulatory authority or stock exchange having jurisdiction over the securities of the Company; and

         (m) The Board of Directors may from time to time, subject to regulatory approval, amend or revise the terms of the Plan.

The policies of the Exchange provide that, where a stock option plan, together with any other share compensation arrangements, could result, at any time, in the number of shares reserved for issuance pursuant to the plan exceeding 10% of the issued and outstanding shares of the Company, or the issuance within a one-year period of a number of shares exceeding 10% of the issued and outstanding shares of the Company, approval of the plan by the Company's shareholders is required.

The policies of the Exchange further provide that if a stock option plan, together with any other share compensation arrangements, could result, at any time, in:

         (a) the number of shares reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the outstanding issue;

         (b) the issuance to insiders, within a one-year period, of a number of shares exceeding 10% of the outstanding issue; or

         (c) the issuance to any one optionee, within a one-year period, of a number of shares exceeding 5% of the outstanding issue,

then the stock option plan must be approved by a majority of the votes cast by disinterested shareholders at a shareholders' meeting, being a majority of the votes cast by all shareholders of the meeting excluding shares beneficially owned by insiders to whom options may be granted under the Plan and associates of such persons. As the Plan will not set out any restrictions in respect to issuances to insiders or their associates, the approval of disinterested shareholders is required.

If the Plan is not adopted, options will be granted and amended from time to time, subject to Exchange approval in each instance.

Accordingly, the shareholders of the Company will be asked at the Meeting to pass an ordinary resolution, the text of which will be in substantially the form as follows:

         "RESOLVED that, subject to the approval of the Exchange:

         1. the Company adopt the 2005 Stock Option Plan (the "Plan"), including the reserving for issuance under the Plan at any time of a maximum of 10% of the issued common shares of the Company;

         2. the Company be and is hereby authorized to grant stock options under the Plan and administer the Plan in accordance with its terms."

                                  OTHER MATTERS

Management of the Company knows of no other matters to come before the meeting other than those referred to in the Notice. The shares represented by the Proxy solicited hereby will be voted in accordance with the best judgment of the persons voting the Proxy on such other business as may properly be transacted at the Meeting or at any adjournment thereof. MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING SHALL BE ANY MATTER NOT EFFECTING A CHANGE TO THE ARTICLES OR MEMORANDUM OF THE COMPANY, NOT EFFECTING A CHANGE IN CONTROL OF THE COMPANY, OR NOT DISPOSING OF ALL OR SUBSTANTIALLY ALL OF THE ASSETS OF THE COMPANY.


                             ADDITIONAL INFORMATION

Additional information concerning the Company can be found on SEDAR at www.sedar.com and on the Company's website at www.amadorgoldcorp.com.

The audited financial statements of the Company for the year ended October 31, 2004 (the "Financial Statements"), together with the Auditors' Report thereon, will be presented to the shareholders at the Meeting. The Financial Statements, together with the Auditors' Report thereon, and the Management Discussion and Analysis are being mailed to the shareholders of record with this Circular (Exhibits 1 and 2). Additional financial information concerning the Company may be obtained by any shareholder free of charge by contacting the Company at 604-536-5357.

DATED at Surrey, British Columbia, this 6th day of April, 2005.

                              BY ORDER OF THE BOARD

/S/ RUPERT L. BULLOCK                       /S/ LYNN W. EVOY
-----------------------------------         ------------------------------------
Rupert L. Bullock                           Lynn W. Evoy,
President & Chief Financial Officer         Director and Chief Executive Officer


                                   ATTACHMENTS

EXHIBIT 1     AUDITED FINANCIAL STATEMENTS FOR THE YEAR ENDED OCTOBER 31, 2004
EXHIBIT 2     MANAGEMENT DISCUSSION AND ANALYSIS
EXHIBIT 3     ARTICLES
EXHIBIT 4     AUDIT COMMITTEE CHARTER
EXHIBIT 5 NOTICE OF CHANGE OF AUDITOR, LETTER FROM FORMER AUDITOR AND LETTER FROM SUCCESSOR AUDITOR

                                                                      DOCUMENT 3

                                                                       EXHIBIT 1






                                AMADOR GOLD CORP.

                              FINANCIAL STATEMENTS

                         (AN EXPLORATION STAGE COMPANY)

                         (EXPRESSED IN CANADIAN DOLLARS)

                         OCTOBER 31, 2004, 2003 AND 2002

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2004
--------------------------------------------------------------------------------





Auditors' Report                                                              3

Statements of Operations and Deficit                                          4

Balance Sheets                                                                5

Schedules of Mineral Property Expenditures                                    6

Statements of Cash Flows                                                      7

Notes to the Financial Statements                                          8-20

STALEY, OKADA & PARTNERS                      Suite 400 - 889 West Pender Street
CHARTERED ACCOUNTANTS                              Vancouver, BC Canada  V6C 3B2
                                                                TEL 604 694-6070
                                                                FAX 604 585-3800
                                                            info@staleyokada.com
                                                             www.staleyokada.com



AUDITORS' REPORT

--------------------------------------------------------------------------------

TO THE SHAREHOLDERS OF AMADOR GOLD CORP.:

We have audited the balance sheets of Amador Gold Corp. (AN EXPLORATION STAGE COMPANY) as at October 31, 2004 and 2003 and the statements of operations and deficit, and cash flows for the years ended October 31, 2004, 2003 and 2002. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at October 31, 2004 and 2003 and the results of its operations and its cash flows for the years ended October 31, 2004, 2003 and 2002 in accordance with Canadian generally accepted accounting principles.


/s/ STALEY, OKADA & PARTNERS
-----------------------------

Vancouver, B.C.                                         STALEY, OKADA & PARTNERS
January 5, 2005                                            CHARTERED ACCOUNTANTS

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

STATEMENTS OF OPERATIONS AND DEFICIT
--------------------------------------------------------------------------------

FOR THE YEAR ENDED OCTOBER 31,          2004            2003           2002
--------------------------------------------------------------------------------


ADMINISTRATIVE EXPENSES
    Bank charges ...............   $        832    $        620    $        351
    Consulting fees ............         46,519          29,232            --
    Depreciation ...............            274            --              --
    Financing fees (note 5) ....           --           102,500          10,000
    Interest on debt ...........         49,779          24,748           5,406
    Investor relations and
       promotion ...............        132,154          78,260            --
    Legal and accounting .......         79,570          63,044          30,009
    Management fees (note 8) ...         27,000          44,000          30,000
    Office and miscellaneous ...         15,108           5,247           2,115
    Part XII.6 penalty tax .....          3,800            --              --
    Regulatory fees ............         34,808          15,866          15,311
    Transfer agent fees ........         10,116           6,811           4,966
    Stock based compensation
       (note 9) ................        144,000            --              --
    Recovery of prior year
       expenses ................           --            (1,690)           --
    Less: interest earned ......         (4,960)         (3,209)           (434)
                                   ------------    ------------    ------------

                                        539,000         365,429          97,724
                                   ------------    ------------    ------------

LOSS BEFORE OTHER ITEMS ........       (539,000)       (365,429)        (97,724)
                                   ------------    ------------    ------------

OTHER ITEMS
    Write off of marketable
       securities ..............           --              --              (100)
    Write off of patent ........           --              --                (1)
    Write off (recovery) of
       mineral property
       expenditures ............         11,788        (158,990)           --
                                   ------------    ------------    ------------

                                         11,788        (158,990)           (101)
                                   ------------    ------------    ------------

LOSS FOR THE YEAR ..............       (527,212)       (524,419)        (97,825)

DEFICIT, BEGINNING OF YEAR .....     (3,812,612)     (3,416,958)     (3,364,696)

FUTURE INCOME TAX BENEFIT
   RECOGNIZED ON ISSUANCE OF
   FLOW THROUGH SHARES .........        408,000         128,765          45,563
                                   ------------    ------------    ------------

DEFICIT, END OF YEAR ...........   $ (3,931,824)   $ (3,812,612)   $ (3,416,958)
                                   ============    ============    ============

LOSS PER SHARE - BASIC
   AND FULLY DILUTED ...........   $      (0.04)   $      (0.07)   $      (0.04)
                                   ============    ============    ============

WEIGHTED AVERAGE NUMBER OF
   SHARES ......................     14,545,967       7,893,541       2,505,267
                                   ============    ============    ============


                           - See Accompanying Notes -

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

BALANCE SHEETS
--------------------------------------------------------------------------------

OCTOBER 31,                               2004           2003          2002
--------------------------------------------------------------------------------

ASSETS

CURRENT
    Cash and cash equivalents .....   $    23,017    $    98,463    $    68,123
    Tax credits recoverable .......        12,909           --             --
    Goods and services tax
       recoverable ................         6,588          3,915         12,729
    Prepaid expenses ..............         5,600            433           --
                                      -----------    -----------    -----------

                                           48,114        102,811         80,852

MINERAL PROPERTIES (note 3) .......     2,466,879      1,011,059        167,049

EQUIPMENT .........................         1,552           --             --
                                      -----------    -----------    -----------

                                      $ 2,516,545    $ 1,113,870    $   247,901
                                      ===========    ===========    ===========

LIABILITIES

CURRENT
    Accounts payable ..............   $    51,353    $    67,447    $    36,055
    Accrued liabilities ...........        12,000           --             --
    Due to related party (note 8) .        10,688          3,946           --
    Convertible debenture (note 4)           --          125,000           --
    Promissory note payable
       (note 5) ...................          --          350,000           --
                                      -----------    -----------    -----------

                                           74,041        546,393         36,055

CONVERTIBLE DEBENTURE (note 4) ....          --             --          125,000
                                      -----------    -----------    -----------

SHARE CAPITAL AND DEFICIT

SHARE CAPITAL (note 7) ............     6,374,328      4,380,089      3,503,804

DEFICIT ...........................    (3,931,824)    (3,812,612)    (3,416,958)
                                      -----------    -----------    -----------

                                        2,442,504        567,477         86,846
                                      -----------    -----------    -----------

                                      $ 2,516,545    $ 1,113,870    $   247,901
                                      ===========    ===========    ===========

Going concern (note 1)
Commitments (note 10)

APPROVED BY THE DIRECTORS:

/s/ RUPERT L. BULLOCK                       /s/ LYNN W. EVOY
----------------------------                ---------------------------
Rupert L. Bullock, Director                 Lynn W. Evoy, Director


                           - See Accompanying Notes -

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

SCHEDULES OF MINERAL PROPERTY EXPENDITURES
--------------------------------------------------------------------------------

FOR THE YEAR ENDED OCTOBER 31, 2004
-------------------------------------------------------------------------------------------
                                      MASKOOTCH       TODD
                                         LAKE       TOWNSHIP        KENORA
                                       PROPERTY     PROPERTY        CLAIMS         TOTAL
                                     -----------   -----------    -----------   -----------
ACQUISITION COSTS
  Opening balance ................   $      --     $      --      $   552,500   $   552,500
  Staking costs ..................          --            --            4,100         4,100
  Option payments - cash .........         5,000         3,000        300,000       308,000
  Option payments - shares .......         5,000         5,000           --          10,000
  Finder's fees - cash ...........          --            --           58,482        58,482
                                     -----------   -----------    -----------   -----------

  Closing balance ................        10,000         8,000        915,082       933,082
                                     -----------   -----------    -----------   -----------

DEFERRED EXPLORATION EXPENDITURES
  Opening balance ................          --            --          458,559       458,559
  Camp ...........................          --            --           35,231        35,231
  Consulting .....................          --            --          134,014       134,014
  Drilling .......................          --            --          835,358       835,358
  Mapping and sampling ...........          --            --           38,252        38,252
  Miscellaneous ..................          --            --           21,956        21,956
  Surveying ......................          --            --           10,427        10,427
                                     -----------   -----------    -----------   -----------

  Closing balance ................          --            --        1,533,797     1,533,797
                                     -----------   -----------    -----------   -----------

BALANCE, END OF YEAR .............   $    10,000   $     8,000    $ 2,448,879   $ 2,466,879
                                     ===========   ===========    ===========   ===========


FOR THE YEAR ENDED OCTOBER 31, 2003
-----------------------------------------------------------------------------
                                        LIARD         KENORA
                                       CLAIMS         CLAIMS         TOTAL
                                     -----------    -----------   -----------

ACQUISITION COSTS
  Opening balance ................   $    15,000    $      --     $    15,000
  Option payments - cash .........          --          510,000       510,000
  Finder's fees - cash ...........          --           42,500        42,500
                                     -----------    -----------   -----------

  Closing balance ................        15,000        552,500       567,500
                                     -----------    -----------   -----------

DEFERRED EXPLORATION EXPENDITURES
  Opening balance ................       152,049           --         152,049
  Camp ...........................          --           40,602        40,602
  Consulting .....................          --           36,000        36,000
  Drilling .......................          --          338,000       338,000
  Mapping and sampling ...........          --           12,867        12,867
  Miscellaneous ..................           980         13,087        14,067
  Reports ........................          --           16,003        16,003
  Reversal of costs ..............        (9,039)          --          (9,039)
  Surveying ......................          --            2,000         2,000
                                     -----------    -----------   -----------

  Closing balance ................       143,990        458,559       602,549
                                     -----------    -----------   -----------

                                         158,990      1,011,059     1,170,049
Mineral property costs written off      (158,990)          --        (158,990)
                                     -----------    -----------   -----------
BALANCE, END OF YEAR .............   $      --      $ 1,011,059   $ 1,011,059
                                     ===========    ===========   ===========


                           - See Accompanying Notes -

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

STATEMENTS OF CASH FLOWS
---------------------------------------------------------------------------------------------
FOR THE YEARS ENDED OCTOBER 31,                          2004          2003           2002
---------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED FOR)

OPERATING ACTIVITIES
    Loss for the year ...........................   $  (527,212)   $  (524,419)   $   (97,825)

    Add items not affecting cash:
          Depreciation ..........................           274           --             --
       Financing fee ............................          --           70,000         10,000
       Write off of marketable securities .......          --             --              100
       Write off of patent ......................          --             --                1
       Write off of mineral property expenditures          --          158,990           --
       Stock based compensation .................       144,000           --             --
                                                    -----------    -----------    -----------

                                                       (382,938)      (295,429)       (87,724)
    Change in non-cash working capital items:
          Tax credits recoverable ...............       (12,909)
       Goods and services tax recoverable .......        (2,673)         8,814        (11,914)
       Prepaid expenses .........................        (5,167)          (433)          --
       Accounts payable .........................        36,395         31,391         16,066
       Accrued liabilities ......................        12,000           --             --
                                                    -----------    -----------    -----------

                                                       (355,292)      (255,657)       (83,572)
                                                    -----------    -----------    -----------

FINANCING ACTIVITIES
   Loans received ...............................       187,500           --          175,000
   Repayment of loans ...........................      (100,000)          --          (50,000)
   Promissory note issued .......................          --          350,000           --
   Advances from related parties ................         6,742          3,946         16,566
   Issuance of share capital ....................     1,750,000        995,250        200,000
   Share issuance costs .........................      (132,750)       (71,200)       (29,600)
                                                    -----------    -----------    -----------

                                                      1,711,492      1,277,996        311,966
                                                    -----------    -----------    -----------

INVESTING ACTIVITIES
   Purchase of equipment ........................        (1,826)          --             --
   Acquisition of mineral properties ............      (370,582)      (552,500)       (10,000)
   Deferred exploration expenditures ............    (1,059,238)      (439,499)      (152,049)
                                                    -----------    -----------    -----------

                                                     (1,431,646)      (991,999)      (162,049)
                                                    -----------    -----------    -----------

NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS .       (75,446)        30,340         66,345

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR ....        98,463         68,123          1,778
                                                    -----------    -----------    -----------

CASH AND CASH EQUIVALENTS, END OF YEAR ..........   $    23,017    $    98,463    $    68,123
                                                    ===========    ===========    ===========

SUPPLEMENTAL CASH FLOW INFORMATION
     Interest paid ..............................   $    26,250    $    24,748    $     5,406
     Income taxes paid ..........................   $      --      $      --      $      --

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING AND INVESTING ACTIVITIES (note 13)


                           - See Accompanying Notes -

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2004
--------------------------------------------------------------------------------

1.       NATURE OF OPERATIONS AND GOING CONCERN

         The company is classified in the natural resource industry, and trades on the TSX Venture Exchange. At October 31, 2004 the company has interests in properties in the Province of Ontario, Canada.

         These financial statements have been prepared in accordance with generally accepted accounting principles on a going concern basis, which presume the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The company's ability to continue as a going concern is dependent upon achieving profitable operations and upon obtaining additional financing. While the company is expending its best efforts in this regard, the outcome of these matters can not be predicted at this time. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the company be unable to continue in business.

         During the year, the company incurred a loss of $527,212 and has an accumulated deficit of $3,931,824. The operations of the company have primarily been funded by the issuance of common shares. Continued operations of the company are dependent on the company's ability to complete public equity financing or generate profitable operations in the future. Management's plan in this regard is to secure additional funds through future equity financings, which may not be available or may not be available on reasonable terms.

2.       SIGNIFICANT ACCOUNTING POLICIES

         a)       CASH AND CASH EQUIVALENTS

                  For purposes of reporting cash flows, the company considers cash and short-term investments to include amounts held in banks and highly liquid investments with remaining maturities at point of purchase of 90 days or less. The company places its cash and cash investments with institutions of high-credit worthiness.

         b)       MINERAL PROPERTIES

                  Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment. If put into production, the costs of acquisition and exploration will be written off over the life of the property, based on estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs will be written off to operations.

                  Recorded costs of mineral properties and deferred exploration and development expenditure are not intended to reflect present or future values of resource properties.

                  Although the company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the company's title. Property may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2004
--------------------------------------------------------------------------------

2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         c)       ENVIRONMENTAL EXPENDITURES

                  The operations of the company may in the future be affected from time to time in varying degree by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the company vary greatly and are not predictable. The company's policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

                  Environmental    expenditures    that    relate   to   ongoing
                  environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries.

         d)       FOREIGN CURRENCY TRANSLATION

                  Monetary assets and liabilities are translated at year-end exchange rates; other assets and liabilities have been translated at the rates prevailing at the date of transaction. Revenue and expense items, except for amortization, are translated at the average rate of exchange for the year. Amortization is converted using rates prevailing at dates of acquisition. Gains and losses from foreign currency translation are included in the statements of loss.

         e)       SHARE CAPITAL

                  i) The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the company.

                  ii) Commissions paid to underwriters, on the issue of the company's shares are charged directly to share capital. Other share issue costs, such as legal, auditing, and printing, are charged to deficit.

         f)       STOCK BASED COMPENSATION PLAN

                  EffectiveNovember 1, 2002, the company adopted, on a prospective basis, the recommendations of the Canadian Institute of Chartered Accountants ("CICA") with respect to the recognition, measurement, and disclosure of stock-based compensation and other stock based payments. Under this policy the company elected to value stock-based compensation granted to employees using the intrinsic value method, whereby compensation costs for awards to employees are recognized only when the market price exceeds the exercise price at the date of grant. Stock-based compensation granted to non-employees is recorded at the fair value as determined using the Black-Scholes option valuation model.

                  Effective November 1, 2003, the company adopted, on a prospective basis, the recommendations of the CICA with respect to the recognition, measurement, and disclosure of stock-based compensation and other stock based payments. Under this policy the company values all stock-based compensation granted at the fair value as determined using the Black-Scholes option valuation model.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2004
--------------------------------------------------------------------------------

2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         g)       INCOME TAXES

                  Income taxes are accounted for using the future income tax method. Under this method income taxes are recognized for the estimated income taxes payable for the current year and future income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are likely to be realized. Future income taxes assets and liabilities are measured using tax rates expected to apply in the years in which the temporary differences are expected to be recovered or settled.

         h)       FLOW THROUGH SHARES

                  Under the terms of Canadian flow-through share legislation, the tax attributes of qualifying expenditures are renounced to subscribers. To recognize the foregone tax benefits, share capital is reduced and a future income tax liability is recognized as the related expenditures are renounced, this future income tax liability has then been reduced by the recognition previously unrecorded future income tax assets on unused tax losses and deductions.

         i)       LOSS PER SHARE

                  Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method. The assumed conversion of outstanding common share options and warrants has an anti-dilutive impact in 2004, 2003, and 2002.

         j)       NON-MONETARY CONSIDERATION

                  In situations where share capital is issued, or received, as non-monetary consideration and the fair value of the asset received, or given up is not readily determinable, the fair market value (as defined) of the shares is used to record the transaction. The fair market value of the shares issued, or received, is based on the trading price of those shares on the appropriate Exchange on the date of the agreement to issue shares as determined by the Board of Directors.

         k)       FINANCIAL INSTRUMENTS

                  The company's financial instruments consist of cash and cash equivalents, tax credits recoverable, goods and services tax recoverable, accounts payable, accrued liabilities and amount due to related party. Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2004
--------------------------------------------------------------------------------

2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         l)       ESTIMATES

                  The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from those reported.

3.       MINERAL PROPERTIES

         a)       KENORA PROPERTY

                  During fiscal 2003 the company entered into an option agreement to acquire a 100% interest in 40 patented claims and 2 mineral claims 60 kilometers west of Kenora, Ontario. The agreement was amended in August 2004. Consideration, as amended, consists of $35,000 (paid), $225,000 before February 14, 2003 (paid), $250,000 on August 27, 2003 (paid), $250,000 on each of August 27, 2004 (paid), and 2005, $500,000 on each of August 27, 2006, 2007, 2008, and 2009. As consideration for the amendment the company has agreed to pay each of the two optionors 2.5% of the proceeds of any financings completed by the company between August 27, 2006 and the final payment. All outstanding amounts are due and payable within 90 days of commercial production. In addition, there is a royalty payable of between 1% and 2%. There is an additional amount of $50,000 due on December 31, 2004 (paid). To date the company has staked an additional 11 mineral claims (6 claims and 5 claims in fiscal 2003 and 2004 respectively) adjacent to the Kenora Property

                  A finders fee is payable with respect to acquisition and exploration expenditures under the option agreement as follows; 7.5% of the first $300,000 consideration ($22,500 paid),  5% on the next $700,000  ($35,000  paid),  2.5% on the next $4,000,000 ($33,482 paid or accrued to date) and 1% on any additional payments up to a maximum of $300,000.

         b)       TODD TOWNSHIP PROPERTY

                  During the year the company was granted an option to earn a 100% interest in the Todd Township Property, 5 claim units, 200 acres, in the Red Lake Mining Division, Ontario. Consideration is the issuance of 100,000 common shares (25,000 issued) and $69,000 cash ($3,000 paid) over a 4 year period. In addition the property is subject to a 2% net smelter royalty in favour of the optionor, of which the company may purchase 1% of the royalty for $600,000.

         c)       MASKOOTCH LAKE PROPERTY

                  During the year the company was granted an option to earn a 100% interest in the Maskootch Lake Property, 32 claim units, 1280 acres, in the Red Lake Mining Division, Ontario. Consideration is the issuance of 100,000 common shares (25,000 issued) and $88,000 cash ($5,000 paid) over a 4 year period. In addition the property is subject to a 2% net smelter royalty in favour of the optionor, of which the company may purchase 1% of the royalty for $1,000,000.

         d)       GLASS CLAIMS PROPERTY

                  During the year the company was granted an option to earn a 100% interest in the Glass Claims covering 840 acres in Ontario. Consideration is the issuance of 100,000 common shares (25,000 common shares were issued subsequent to the year end) and $93,000 cash over a 4 year period. In addition the property is subject to a 1 1/4% net smelter royalty in favour of the optionor, of which the company may purchase 1/2% of the royalty for $500,000.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2004
--------------------------------------------------------------------------------

3.       MINERAL PROPERTIES (continued)

         e)       LIARD DIVISION

                  On May 30, 2002, the company announced an option agreement to explore and develop 32 claims in the Liard Mining Division of British Columbia, which was subsequently expanded to cover 10,320 HA. The company was to be the operator of the project, and was required to make cash payments of $100,000 ($10,000 paid), issue 450,000 (50,000 issued) common shares, and incur exploration expenditures of $1,100,000 ($150,000 incurred) to earn a 50% interest. The company decided not to make the May 2003 cash and share payments. The company has retained a 10% interest in the property previously earned.

4.       CONVERTIBLE DEBENTURE

         On July 10, 2002, the company issued two promissory notes in the total amount of $175,000 to finance the Kenora Property (note 3(a)). The two loans bore interest of 10% per annum, and were payable on the earlier of (a) the date the lender demands payment by notice in writing if the company has not commenced trading on the TSX Venture Exchange on or before September 30, 2002 or (b) the date which is two years from the date the loans were advanced. A bonus in an amount equal to 20% of the value of the loans may be paid in common shares of the company.

         The first note, for $50,000, was repaid in cash, including interest of $1,194, on October 22, 2002. 100,000 common shares, representing 20% of the principal value of the loan were issued as a bonus.

         The second note, for $125,000, was converted into a Series A convertible debenture, and 1,250,000 detachable share purchase warrants with an exercise price of $0.10 per share until July 23, 2004. During the year the company paid accrued interest of $26,250, the remaining interest of $3,892, and principal was settled for 991,480 units at a value of $0.13 per unit. Each unit comprised one common share and one non-transferable warrant exercisable for a period of 2 years at a price of $0.13. These units have been treated as allotted in these financial statements and have been issued subsequent to the year end.

5.       PROMISSORY NOTE PAYABLE

         Under an agreement dated July 4, 2003 the company borrowed $350,000 from a shareholder. The funds bear interest at 10% per annum, compounded monthly in arrears, and is payable one year from the date advanced, or on written notice from the lender. In consideration for the loan the company issued 311,111 bonus shares, valued at $0.225 per share, for total financing fees of $70,000. In addition a finder's fee of $32,500 was paid to Research Capital.

         During the year interest of $46,029, and principal were settled for 3,046,374 units at a value of $0.13 per unit. Each unit comprised one common share and one non-transferable warrant exercisable for a period of 2 years at a price of $0.13. These units have been treated as allotted in these financial statements and have been issued subsequent to the year end.

6.       LOAN PAYABLE

         Under an agreement dated August, 2004 the company borrowed $187,500 from a shareholder. The funds bear interest at 10% per annum, compounded semi-annually in arrears, and are payable one year from the date advanced, or on written notice from the lender.

         The company repaid $100,000 during October 2004, the remaining principal of $87,500, and accrued interest of $2,568 was settled for 692,834 units at a value of $0.13 per unit. Each unit comprised one common share and one non-transferable warrant exercisable for a period of 2 years at a price of $0.13. These units have been treated as allotted in these financial statements and have been issued subsequent to the year end.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2004
--------------------------------------------------------------------------------

7.       SHARE CAPITAL

         a)       AUTHORIZED

                  100,000,000 common shares with no par value

         b)       ISSUED AND ALLOTTED

                                                    NUMBER OF
ISSUED                                                SHARES        SHARE AMOUNT
---------------------------------------------      -----------      -----------

Balance, October 31, 2001 ...................        2,309,651      $ 3,297,092
Issued for
    Property acquisition ....................           50,000            5,000
    Loan bonus ..............................          100,000           10,000
    Shares for debt .........................          668,750           66,875
Issued for cash
    Private placements ......................        2,000,000          200,000
Share issuance costs ........................             --            (29,600)
Income tax benefits renounced on
    flow through shares issued ..............             --            (45,563)
                                                   -----------      -----------

Balance, October 31, 2002 ...................        5,128,401        3,503,804
Issued for
    Loan bonus ..............................          311,111           70,000
Issued for cash
    Private placements ......................        4,480,715          960,200
    Exercise of options .....................          147,000           35,050
Stock based compensation ....................             --             11,000
Share issuance costs ........................             --            (71,200)
Income tax benefits renounced on
    flow through shares issued ..............             --           (128,765)
                                                   -----------      -----------

Balance, October 31, 2003 ...................       10,067,227      $ 4,380,089
Issued for
   Property acquisition .....................           50,000           10,000
Issued for cash
   Private placements .......................        4,400,000        1,475,000
   Exercise of warrants .....................        2,750,000          275,000
   Stock based compensation .................             --            160,000
   Share issuance costs .....................             --           (132,750)
   Income tax benefits renounced on
      flow through shares issued ............             --           (408,000)
                                                   -----------      -----------

BALANCE, OCTOBER 31, 2004 ...................       17,267,227        5,759,339
                                                   ===========      ===========

ALLOTTED

Balance, beginning ..........................             --               --
Issued for
    Shares for debt .........................        4,730,688          614,989
                                                   -----------      -----------

BALANCE ENDING, ISSUED AND ALLOTTED .........       21,997,915      $ 6,374,328
                                                   ===========      ===========

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2004
--------------------------------------------------------------------------------

7.       SHARE CAPITAL (continued)

         c)       PRIVATE PLACEMENTS

                  (i)      During  fiscal  2002  the  company  issued  2,000,000
                           units,   for  $0.10   per  unit   through  a  private
                           placement:

                           1,150,000 flow-through common shares, with 1,150,000 non-transferable warrants to purchase one non flow-through common share at an exercise price of $0.10 per share, exercisable until October 7, 2004.

                           850,000 common shares of the company with 850,000 non-transferable warrants to purchase one common share of the company at an exercise price of $0.10 per share, exercisable until October 7, 2004.

                  (ii) During fiscal 2003 the company issued 320,000 units for $0.11 per unit, through a private placement, each unit comprised of one common share and one non-transferable warrant to purchase one common share at an exercise price of $0.14 per share, exercisable until November 14, 2004.

                  (iii) During fiscal 2003 the company issued 3,375,000 units for $0.20 per unit through a private placement. Each unit comprised of one common share and one non-transferable warrant to purchase one common share at an exercise price of $0.25 per share, exercisable until February 28, 2005. 1,625,000 of the units are flow-through shares and the remaining 1,750,000 shares are non-flow through shares.

                  (iv) During fiscal 2003 the company issued 535,715 units for $0.28 per unit through a private placement. Each unit comprised of one common share and one non-transferable warrant to purchase one common share at an exercise price of $0.32 per share, exercisable until May 29, 2005.

                  (v) During fiscal 2003 the company issued 250,000 units for $0.40 per unit through a private placement. Each unit comprised of one common share and one non-transferable warrant to purchase one common share at an exercise price of $0.40 per share, exercisable until September 30, 2005.

                  (vi) During fiscal 2004 the company issued 3,100,000 flow-through units for $0.35 per unit, and 1,300,000 non flow-through units for $0.30 per unit through a private placement. Each unit comprised of one common share and one non-transferable warrant to purchase one common share, exercisable until December 22, 2005. The warrants issued with the flow-through shares are exercisable at $0.35 and the warrants issued with the non flow-through shares are exercisable at $0.30.

                  (vii) During fiscal 2004 the company agreed to issue 4,730,688 units in settlement of debt (notes 4, 5 and 6) each unit comprising one common shares and one non-transferable warrants exercisable at $0.13 per share for a period of 2 years. These units have been treated as allotted in these financial statements but were formally issued subsequent to the year end.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2004
--------------------------------------------------------------------------------

7.       SHARE CAPITAL (continued)

         d)       OPTIONS OUTSTANDING

                  As at October 31, 2004 there were  1,285,000  (2003 - 785,000;
                  2002 - 340,000) options outstanding as follows:

                     Expiry date          Exercise price      Number of options
                  -----------------       --------------      -----------------

                    October 8, 2007           $0.10                340,000
                  December 18, 2007           $0.23                 85,000
                      March 2, 2008           $0.25                310,000
                      June 16, 2008           $0.30                 50,000
                    January 5, 2009           $0.56                500,000

         e)       WARRANTS OUTSTANDING

                  As  at  October  31,  2004  there  were  13,611,403   (2003  -
                  7,730,715; 2002 - 1,250,000) warrants outstanding as follows:

                      Expiry date         Exercise price      Number of warrants
                  ------------------      --------------      ------------------

                   November 14, 2004          $0.14                 320,000
                   February 28, 2005          $0.25               3,375,000
                        May 29, 2005          $0.32                 535,715
                  September 30, 2005          $0.40                 250,000
                   December 22, 2005          $0.30               1,300,000
                   December 22, 2005          $0.35               3,100,000
                   December 22, 2006          $0.13               4,730,688

         f)       ESCROW SHARES

                  As at October 31, 2004 there were 25,000 (2003 and 2002 - 25,000) shares held in escrow. Release of these shares is subject to approval of regulatory authorities.

8.       RELATED PARTY TRANSACTIONS

         a) During the year the company recorded management fees of $27,000 (2003 - $44,000; 2002 - $30,000) to companies controlled by Directors of the company. At October 31, 2004 $10,688 (2003 - $3,946; 2002 - $nil) was owed to companies controlled by directors of the company for management fees and payments made on the company's behalf.

         b) During the year, fees for consulting services in the amount of $32,164 (2003 - $29,232: 2002 - $nil) were paid to a company controlled by an officer of the company.

         c) During fiscal 2002, the company settled indebtedness of $66,875 to the company controlled by a Director of the company by issuing 668,750 shares at $0.10 per share.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2004
--------------------------------------------------------------------------------

9.       STOCK COMPENSATION

         The company, in accordance with the policies of the TSX Venture Exchange, is authorized to grant options to directors, officers, and employees to acquire up to 10% of issued and outstanding common stock. As disclosed in note 2 (f) the company has prospectively adopted the recommendations of the CICA with respect to stock-based compensation.

         As disclosed in note 7(d(v)) the company issued 500,000 options during the current year. Using the assumptions below the fair value of each option granted is $0.32, compensation expense of $144,000 was recorded in the operations, and additional compensation expense of $16,000 was recorded as deferred expenditures on the Kenora Property (note 3(a)) for the year.

         Dividend rate              0.00 %      Expected life          3 years
         Risk-free interest rate    3.92 %      Expected volatility   72 %

         As disclosed in note 7(d(iv)) the company issued 50,000 options to a consultant during fiscal 2003. Using the assumptions below the fair value of each option granted was $0.22. Compensation expense of $11,000 was recorded as deferred expenditures on the Kenora Property (note 3(a)) during fiscal 2003.

         Dividend rate              0.00 %      Expected life          5 years
         Risk-free interest rate    4.08 %      Expected volatility  100 %

         As disclosed in notes 7(d(ii-iii)) the company issued options 542,000 to directors during fiscal 2003. In accordance with CICA standards in those years the fair value $96,180, as determined on the below weighted average assumptions, was disclosed, but no compensation expense was recorded.

         Dividend rate              0.00 %      Expected life          5 years
         Risk-free interest rate    4.04 %      Expected volatility  100 %

         The pro forma effect on net loss per share for the period ended October 31, 2003 of the actual results had the company accounted for the stock options granted to directors and employees using the fair value method is as follow:

         Net loss for the year ........................      $(524,419)
         Unrecorded stock option compensation .........        (96,180)
                                                             ---------

         Proforma loss for the period .................      $(620,599)
                                                             =========

         Proforma loss per share ......................      $   (0.08)
                                                             =========

         Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the company's stock options.

10.      COMMITMENTS

         By agreement dated January 1, 2004, the company entered into a management agreement with a company controlled by a director and officer. Compensation is $2,000 per month for one year. This agreement is renewable for one year.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2004
--------------------------------------------------------------------------------

11.      INCOME TAXES

         As at October 31, 2004, the company has income tax losses of approximately $976,000 (2003 - $325,000) expiring between 2004 and 2014. The tax benefit of amounts carried forward has not been reflected in these financial statements. If the losses are used to offset future taxable income, the tax savings will be recorded in the year the loss is applied.

         The company also has resource pools available which have no expiry date and the amounts therein are available to reduce future taxable resource income in Canada. The amount in each pool and the percentage of the balance allowed per year to reduce taxable income is as follows:

                   Amount                  Rate
                  $230,000                 100%
                  $997,000                  30%

         Future tax benefits, which may arise as a result of applying these deductions to taxable income, have not been recognized in these accounts, except for a recovery created by the renouncement of a benefit on the issuance of flow through shares.

12.      SUBSEQUENT EVENTS

         a) Subsequent to the year end the 320,000 warrants at $0.14 expired.

         b) Subsequent to the year end the company issued 25,000 common shares and paid $8,000 cash towards the acquisition of the Glass claims (note 3d).

         c) Subsequent to the year end the company completed two private placements:

                  (i) 500,000 units for cash of $0.40 per unit, each unit comprised of two flow-through common shares, one non-flow-through common share, and three non-transferable warrants, each warrant to purchase one common share at an exercise price of $0.14 per share, exercisable for a period of 2 years. The company paid a finders fee of $18,000.

                  (ii) 1,000,000 units for cash of $0.15 per unit, each unit comprised of one flow-through common share and one-half of a non-transferable warrant, each full warrant to purchase one non-flow-through common share at an exercise price of $0.20 per share, exercisable for a period of 12 months. The company paid an advisory fee of $12,000 and issued 100,000 warrants, each warrant to purchase one common share at an exercise price of $0.15 per share exercisable for a period of 12 months.

13.      SUPPLEMENTAL CASH FLOW INFORMATION

         The following non-cash transactions were recorded during the year ended:

OCTOBER 31,                                     2004         2003         2002
-----------------------------------------     --------     --------     --------

Investing activities
     Mineral property acquisition .......     $ 10,000     $   --       $  5,000
     Stock based compensation
       capitalized to deferred
       exploration ......................       16,000       11,000         --
                                              --------     --------     --------
                                              $ 26,000     $ 11,000     $  5,000
                                              ========     ========     ========

Financing activities
     Share for debt settlement,
        principal .......................     $562,500     $   --       $ 66,875
     Share for debt settlement,
        interest ........................       52,489         --           --
     Shares issued for financing
        fees ............................         --         70,000       10,000
     Stock based compensation
        included in share capital .......      160,000       11,000         --
                                              --------     --------     --------
                                              $774,989     $ 81,000     $ 76,875
                                              ========     ========     ========

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2004
--------------------------------------------------------------------------------

14. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP")

         These financial statements are prepared in accordance with GAAP in Canada, which differ in some respects from GAAP in the United States. The material differences between Canadian and United States GAAP, in respect of these financial statements, are as follows:

         a)       MINERAL PROPERTY EXPLORATION AND DEVELOPMENT

                  Under United States GAAP, all mineral exploration and development property expenditures are expensed in the year incurred in an exploration stage company until there is substantial evidence that a commercial body of ore has been located. Canadian GAAP allows resource exploration and development property expenditures to be deferred during this process. The effect on the company's financial statements is summarized below:

                                                     FOR THE YEARS ENDED
                                           OCTOBER 31,    October 31,    October 31,
                                              2004           2003            2002
                                           -----------    -----------    -----------
Statement of operations and deficit

Loss for the year under:
     Canadian GAAP .....................   $  (527,212)   $  (524,419)   $   (97,825)
     Add:  Write-down of properties ....          --          158,990           --
     Less:  Mineral property exploration
     and development expenditures ......    (1,455,820)    (1,003,000)      (167,049)
                                           -----------    -----------    -----------

United States GAAP .....................   $(1,983,032)   $(1,368,429)   $  (264,874)
                                           -----------    -----------    -----------

Loss per share - US GAAP ...............   $     (0.14)   $     (0.17)   $     (0.10)
                                           -----------    -----------    -----------

Balance sheet
Assets
Mineral Properties
     Canadian GAAP .....................   $ 2,466,879    $ 1,011,059    $   167,049
     Resource property expenditures
     (cumulative) ......................    (2,466,879)    (1,011,059)      (167,049)
                                           -----------    -----------    -----------

United States GAAP .....................   $      --      $      --      $      --
                                           -----------    -----------    -----------

Deficit
      Canadian GAAP ....................   $(3,931,824)   $(3,812,612)   $(3,416,958)
      Resource property expenditures
      (cumulative) .....................    (2,466,879)    (1,011,059)      (167,049)
                                           -----------    -----------    -----------

United States GAAP .....................   $(6,398,703)   $(4,823,671)   $(3,584,007)
                                           ===========    ===========    ===========

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2004
--------------------------------------------------------------------------------

14. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (continued)

         b)       STOCK BASED COMPENSATION

                  Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123")
                  encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. Effective November 1, 2003 the company has chosen to account for stock-based compensation using in accordance with SFAS 123. Accordingly, compensation cost for stock options is measured at fair value of the option granted. The comparative figures have been shown using APB 25, being disclosure only.

                  The company accounts for stock-based compensation issued to non-employees in accordance with the provisions of SFAS 123 and the consensus in Emerging Issues Task Force No. 96-18, "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services".

         c)       LOSS PER SHARE

                  Under both Canadian and United States generally accepted accounting principles basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

                  Under United States generally accepted accounting principles, the weighted average number of common shares outstanding excludes any shares that remain in escrow, but may be earned out based on the company incurring a certain amount of exploration and development expenditures. The weighted average number of shares outstanding under United States generally accepted accounting principles for the years ended October 31, 2004, 2003, and 2002 were 14,520,967, 7,868,541, 2,480,267, respectively.

         d)       NEW ACCOUNTING PRONOUNCEMENTS

                  In December 2002, FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure". SFAS 148 amends SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for fiscal years beginning after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The company adopted SFAS No. 148, as required, on November 1, 2003 with no material impact on its financial statements.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

OCTOBER 31, 2004
--------------------------------------------------------------------------------

14. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (continued)

         d)       NEW ACCOUNTING PRONOUNCEMENTS (continued)

                  In May 2003, FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS 153 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective for periods beginning after June 15, 2003, except for certain mandatorily redeemable non-controlling interests.

                  In December 2004, FASB issued SFAS No. 153, "Exchanges of Non-monetary Assets". SFAS 153 amends APB Opinion No. 29, to eliminate certain exceptions when there is a non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. This amendment is effective for periods beginning after June 15, 2005.

                  The adoption of these new pronouncements is not expected to have a material effect on the company's financial position or results of operations.

                                                                      DOCUMENT 4

                                                                       EXHIBIT 2


                                AMADOR GOLD CORP.

                       MANAGEMENT DISCUSSION AND ANALYSIS
                                  FORM 51-102F1
                     FOR THE QUARTER ENDED OCTOBER 31, 2004


INTRODUCTION

The following management discussion and analysis has been prepared as of February 28, 2005. The selected financial information set out below, and certain comments which follow, are based on and derived from the audited financial statements of AMADOR GOLD CORP. (the "Company" or "Amador") for the twelve months ended October 31, 2004 and should be read in conjunction with them. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles and all numbers are reported in Canadian dollars.

Additional information related to the Company can be found on SEDAR at www.sedar.com and on the Company's website at www.amadorgoldcorp.com.

FORWARD LOOKING INFORMATION

Certain statements contained in the following Management's Discussion and Analysis constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from actual future results and achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. Readers are also advised to consider such forward-looking statements while considering the risks set forth below.

DESCRIPTION OF BUSINESS/INTRODUCTION

Amador is a Canadian listed public company with its shares traded on the TSX Venture Exchange under the symbol "AGX" as a Tier 2 company.

Amador is a mining exploration company engaged primarily in an advanced stage exploration and development program of a high-grade gold property located in Kenora, Ontario, Canada. Its assets consist of mineral properties and cash. The Company funds its operations through the sale of shares of the Company. The mineral exploration business is very high risk. The two most significant risks for the Company are:

         1) The chances of finding an economic ore body are extremely small;

         2) The junior resource market, where the Company raises funds, is extremely volatile and there is no guarantee that the Company will be able to raise funds as it requires them.

Other risk factors include the establishment of undisputed title to mineral properties, environmental concerns and the obtaining of governmental permits and licenses when required.

OVERALL PERFORMANCE

Success in the junior mining exploration business is measured by a company's ability to raise funds, secure properties of merit and, in a few rare cases, identifying an economic ore body on one of its properties. Not all of these factors are within management's control.

The ability to raise funds is in part dependent on the state of the junior resource stock market, which in turn is dependent on the economic climate, metal prices and perceptions as to which way the market is headed. The junior resource market started to improve in 2002 after several years in the doldrums. The ability to secure properties of merit is in large part dependent on management's contacts.

KPM PROPERTY, ONTARIO

On October 18, 2002, the Company entered into an arm's length agreement with Richard W. Hughes who assigned to the Company his rights in an option agreement, he had entered into with Kenora Prospectors & Miners, Limited ("Kenora") and Machin Mines Ltd. ("Machin"). The option and assignment permit the Company to acquire 40 patented claims and 2 mineral claims (the "KPM Property").

Following regulatory approval, the Company directly entered into option agreements dated January 31, 2003 with Kenora and Machin on the same terms and conditions as the original option agreement entered into by Richard Hughes. The option agreements with Kenora and Machin were amended on August 10, 2004. Consideration, as amended, consists of $35,000 (paid), $225,000 on or before December 25, 2002 (paid), $250,000 on August 27, 2003 (paid), $250,000 on August
27, 2004 (paid),  $250,000 on August 27, 2005 and $500,000 on each of August 27,
2006, 2007, 2008 and 2009. In addition, in lieu of interest charges, the Company has agreed to pay to each of Kenora and Machin 2 1/2% of the proceeds of any financing(s) completed by the Company between August 27, 2006 and final payment of all monies due. Also, all outstanding amounts will be due and payable to Kenora and Machin within ninety (90) days following the commencement of commercial production.

In addition, there is a royalty payable of between 1 and 2% based on the price of gold. There was an additional amount of $50,000 due on December 31, 2004
(paid).

To date, the Company has staked an additional 11 mineral claims adjacent to the KPM Property (6 claims and 5 claims in fiscal 2003 and 2004 respectively).

A finders fee is payable with respect to acquisition and exploration expenditures under the option agreement as follows; 7.5% of the first $300,000 consideration ($22,500 paid), 5% on the next $700,000 ($35,000 paid), 2.5% on the next $4,000,000 ($33,482 paid or accrued to October 31, 2004) and 1% on any additional payments up to a maximum of $300,000.

LOCATION, ACCESS AND TENURE

The KPM Property is located 60 kilometres west of Kenora, Ontario and 14 kilometers south of the Trans Canada Highway on the shore of Shoal Lake.

The Company has an option to acquire the following patented claims from Kenora:

         D-149,  D-200,  D-201,  D-201 (A PCL  2413),  D-203 SW,  D-204
         (K-2460),   D-212,  D-213  (K-2462),   D-214  (K-2938),  D-215
         (K-2548),  D-216,  D-217,  D-228  (K-2978-79),  D-229,  D-233,
         D-265, D-140 (K-1269), S-74, S-97 (K-3055-58),  S-151 PARTIAL,
         MIN. LOC. D-195,  D-147,  D-148,  D-239,  D-389, S-109, S-126,
         S-150, D-203 (K-2461)

The Company has an option to acquire the following patented claims from Machin:

         D-199, D-202, M-11, S-105, D-218 (K-1317 ET AL NORTH), K-13487
         NORTH, K-13544 NORTH, K-13564 NORTH, K-13464 NORTH, CLAIM 264-E PARCEL 4802, CLAIM 270-E PARCEL 4802

The KPM Property is accessible by road and lake travel. The road route follows the Trans Canada Highway west from Kenora, then the Rush Bay Road to Clytie Bay Landing on the north shore of Shoal Lake. The KPM Property can then be reached by a four kilometer boat trip from the landing in summer or, by truck or car over ice in the winter. There are several barge services on the lake provided during those periods when there is no ice cover.

2003 DRILL RESULTS

The Company's 2003 diamond drill program, under the supervision of Philip J. Southam, P.Geo. and assistance of Kevin Leonard, a licensed (License #1346) geologist from the State of Washington, U.S.A., completed 11 holes totalling 3,205 meters. The two-fold purpose of this program was in-fill drilling of the Mainland zone and expanding the zone to depth and along strike. The results of the drilling are listed in Table 1 below. The Main Vein of the Mainland zone was consistently encountered in every hole at the target depth. The grades encountered are consistent with this style of vein system. Holes 10 and 11 represent a step-out to the east from the Mainland zone on to the Machin Property.

                         Table 1 - 2003 Drilling Results

--------------------------------------------------------------------------------
                  FROM           TO          WIDTH      GOLD
DRILL HOLE #       (m)           (m)          (m)       (g/t)     VEIN ID
--------------------------------------------------------------------------------
SL03-01           329            329.4       0.4        2.82      Hanging Wall 1
                  351.05         353.1       2.05       0.59      Main Vein
                  362.6          364.5       1.9        1.8       Footwall Vein
--------------------------------------------------------------------------------
SL03-02           185            186.3       1.3        1.48      Hanging Wall 1
                  197            200         3          1.61      Main Vein
--------------------------------------------------------------------------------
SL03-03           227.8          229.5       1.7        1.66      Hanging Wall 3
                  278.35         280         1.65       1.72      Main Vein
including         278.65         278.95      0.3        6.93      Main Vein
                  282            288.2       6.2        1.475     Footwall Vein
--------------------------------------------------------------------------------
SL03-04           302            303.5       1.5        3.42      Hanging Wall 1
                  314.6          316         1.4        3.67      Main Vein
                  317            318.85      1.85       2.22      Main Vein
                  321.63         322.03      0.4        9.56      Main Vein
                  345.6          346         0.4        2.64      Footwall Vein
--------------------------------------------------------------------------------
SL03-05           280            283.54      3.54       2.25      Main Vein
including         282.84         283.54      0.7        6.2       Main Vein
                  304.5          307         2.5        2.58      Footwall Vein
including         306.2          306.6       0.4        6.21      Footwall Vein
--------------------------------------------------------------------------------
SL03-06           214            215.6       1.6        2.58      Breccia Vein
including         214            214.5       0.5        7.93      Breccia Vein
                  228            228.4       0.4        3.13      Hanging Wall 3
                  254            254.4       0.4        0.69      Hanging Wall 2
                  273.15         273.55      0.4        0.36      Hanging Wall 1
                  301.52         303         1.48       1.7       Main Vein
                  337.15         338         0.85       0.58      Footwall Vein

--------------------------------------------------------------------------------
                  FROM           TO          WIDTH      GOLD
DRILL HOLE #       (m)           (m)          (m)       (g/t)     VEIN ID
--------------------------------------------------------------------------------
SL03-07           109.1          110.4       1.3        0.19      Hanging Wall 3
                  119            119.7       0.7        0.3       Hanging Wall 2
                  140.1          141.1       1          0.43      Hanging Wall 1
                  148.55         150         1.45       0.34      Main Vein
--------------------------------------------------------------------------------
SL03-08           176.3          177.75      1.45       1.74      Breccia Vein
                  210            211.2       1.2        1.18      Hanging Wall 2
                  213.2          213.6       0.4        6.87      Hanging Wall 1
                  218.14         220.6       2.46       3.45      Main Vein
                  224            225.4       1.4        0.78      Footwall Vein
--------------------------------------------------------------------------------
SL03-09           149.8          151.3       1.5        2.95      Breccia Vein
                  160.1          161.6       1.5        0.82      Hanging Wall 2
including         160.1          160.5       0.4        2.52      Hanging Wall 2
                  164.7          165.5       0.8        2.02      Hanging Wall 1
                  176.8          178.3       1.5        1.6       Main Vein
                  194.6          196.6       2          2.25      Footwall Vein
--------------------------------------------------------------------------------
SL03-10           128.4          129.6       1.2        0.9       Hanging Wall 2
                  143.6          145.2       1.6        3.61      Hanging Wall 1
including         144.55         145.2       0.65       6.44      Hanging Wall 1
                  148.2          149.55      1.35       5.65      Main Vein
--------------------------------------------------------------------------------
SL03-11           194.5          195.7       1.2        3.27      Main Vein
--------------------------------------------------------------------------------

2004 DRILL RESULTS

The Registrant's 2004 diamond drill program conducted by Kevin Leonard completed 36 holes totalling 10,033 meters. The program was used to test extensions of the Cedar Island Mainland Zone at depth and along strike to the east in a previously unexplored portion of the 2 kilometer long shear zone. In addition, a significant component of the program involved testing the prospective 9 East Zone with an array of tightly-spaced drill crosses on 20 to 25 meter intervals to verify its existence and to test the horizontal and vertical continuity of the structure.

--------------------------------------------------------------------------------
                                                                      Composite
                                                      Gold Assay      Gold Grade
                               From        To         Core Length     True Width
Hole No.    Location           (m)         (m)          (g/t/m)         (g/t/m)
--------------------------------------------------------------------------------
SL04-153    20203E/9655N      346.60      347.20      3.68/0.60
                              347.20      347.80      0.84/0.60        2.26/1.02

SL04-154    20150E/9637N      433.00      433.40      1.00/0.40
                              433.40      434.40      1.30/1.00        1.21/1.20

SL04-155    20250E/9595N      410.26      410.76      6.98/0.50
                              410.76      411.09      0.66/0.30
                              411.09      411.71      3.04/0.60        2.63/1.20

SL04-156    20100E/9676N      372.00      372.60      0.04/0.60
                              372.60      373.00      3.52/0.40        1.17/1.02

SL04-157    20203E/9645N      454.30      455.00      0.21/0.70        0.21/0.42

SL04-158    20100E/9674N      449.00      450.00      0.21/1.00
                              450.00      451.00      1.12/1.00        0.66/1.71

SL04-159    20300E/9604N      337.20      337.60      3.06/0.40
                              337.60      338.20      3.34/0.60        3.23/0.85

SL04-160    20050E/9717N      344.60      345.33      0.78/0.73
                              345.33      346.07      0.66/0.74
                              346.07      347.00      1.17/0.93        0.80/2.28

--------------------------------------------------------------------------------
                                                                      Composite
                                                      Gold Assay      Gold Grade
                               From        To         Core Length     True Width
Hole No.    Location           (m)         (m)          (g/t/m)         (g/t/m)
--------------------------------------------------------------------------------
SL04-161    20300E/9604N      471.40      471.80       4.07/0.40
                              471.80      472.30      16.35/0.50
                              472.30      473.10       0.71/0.40       7.18/1.20

SL04-162    20050E/9677N      461.35      461.91       3.77/0.57
                              461.91      462.31       0.14/0.40       2.27/0.83

SL04-163    20400E/9530N      435.00      435.40       0.19/0.40
                              435.40      435.80      18.95/0.40       5.20/1.00

SL04-164    20350E/9565N      384.53      384.98       0.17/0.45
                              384.98      385.68       6.94/0.70       4.20/1.00

SL04-165    20400E/9528N      512.20      512.80       0.23/0.60
                              512.80      513.20       0.05/0.40       0.23/0.51
--------------------------------------------------------------------------------

The deep tier holes tested the Cedar Island Mainland Zone with relatively widely spaced holes over a strike length of about 350 metres to a vertical depth of 423 metres. The holes confirmed that the CIMZ shear zone continues at depth although the tenor of gold mineralization and the development of the shear structure appear to have generally weakened. However, it must be emphasized that higher-grade gold mineralization within the CIMZ forms well-defined, near vertically plunging shoots that could be missed and/or inadequately tested by drill holes centered at 50 m to 60 m intervals. Holes SL04-161, 163 and 164 returned positive results (refer to the above table) from well-sulphidized intersections within the postulated down-plunge extension of the 9 East Zone. Hole SL04-163 intersected 18.95 grams per tonne over 0.34 metres true width at a vertical depth of 402 metres. A total of 46% of the holes returned gold values of at least 2.26 grams per tonne over a minimum true width of 1.00 metre. Definition drilling in the vicinity of these holes could be used to test for grade continuity within an emerging high-grade shoot at depth.

Reconnaissance drilling at 50 m to 100 m intervals was carried out over an untested portion of the Cedar Island Mainland Zone, east of the main body of drilling from 21000E to 21200E. A total of 749 metres in 4 holes (i.e. SL04-172, 174, 176 and 178) were completed. The table below summarizes the results of the eastern extension drilling.

         SUMMARY OF CEDAR ISLAND MAINLAND ZONE - EAST EXTENSION RESULTS

--------------------------------------------------------------------------------
                                                                      Composite
                                                      Gold Assay      Gold Grade
                               From        To         Core Length     True Width
Hole No.    Location           (m)         (m)          (g/t/m)         (g/t/m)
--------------------------------------------------------------------------------
SL04-172    21210E/9740N      110.00      110.40      0.14/0.40
                              110.40      110.80      4.87/0.40        2.51/0.68

SL04-174    21125E/9690N      140.90      141.30      1.25/0.40        1.25/0.34

SL04-176    21080E/9700N      177.00      177.40      0.01/0.40
                              177.40      178.10      3.03/0.70        3.03/0.60

SL04-178    21025E/9720N       89.20       89.60      0.78/0.40
                               89.60       90.10      0.21/0.50
                               90.10       90.50      0.19/0.40        0.38/1.11
--------------------------------------------------------------------------------

The Cedar Island Mainland shear zone remains open along strike to the east, however the holes intersected only low gold values over narrow widths. The geology of this area is different from that which is observed at the Cedar Island Mine and the trenched area on the mainland from 20,000E to 20,400E. The characteristics of the dominant host lithology, - coarse-grained flows or gabbroic basalts appear to be less susceptible to shearing in this area. As well, the axial trace of a prominent low-angle 075(degree) fault structure is projected to intersect the CIMZ at 20,800E. This may have disrupted or offset the trace of the CIMZ to the east of this feature.

A total of 3,114 metres in 18 holes  (SL04-166-171  incl.,  SL04-173,  SL04-175,
SL04-177 and SL04-179-188 inclusive) were used to investigate the 9 East Target, an area considered to contain high-grade gold mineralization based on previous wide spaced drilling by BGC in the 1980's. The 9 East Target was selected as a viable example upon which to test both the vertical and horizontal continuity and the size potential of a prospective high-grade gold shoot. It is very important to understand that the number, size and continuity of gold values within "mineralized shoots" will determine the overall economic potential of the KPM property. A tighter array of holes will also serve towards satisfying the threshold requirements for generating an `indicated' category of resource. A higher level of confidence with respect to the internal grade attributes and geometry of these targets will greatly contribute towards formulating a reliable economic evaluation of the property. Utilizing a correct drill hole density according to the size of target being evaluated greatly decreases the chances for over-estimating the true grade of the deposit.

The 9 East Target was investigated with an array of tightly-spaced drill crosses on 20 to 25 metre intervals with one segment testing the vertical component, the other testing the horizontal component.

The holes encountered a sequence of mafic flows and feldspar-phyric mafic flows (in-part pillowed) that have been modified by late-stage felsic dykes, lamprophyre dykes and quartz-carbonate veined shear zones. Mafic flows characterized by the absence of feldspar porphyroblasts host the Cedar Island Mainland Zone. The table below summarizes the results of detailed drilling of the 9 East Target.

              SUMMARY OF CEDAR ISLAND MAINLAND ZONE - 9 EAST TARGET

--------------------------------------------------------------------------------
                                                                      Composite
                                                      Gold Assay      Gold Grade
                               From        To         Core Length     True Width
Hole No.    Location           (m)         (m)          (g/t/m)         (g/t/m)
--------------------------------------------------------------------------------
SL04-166    20290E/9910N      21.49       22.00         7.97/0.51
                              22.00       22.40         1.61/0.40
                              22.40       22.80         1.86/0.40     4.15/1.12

                              40.05       40.90         5.64/0.85     3.41/1.20

SL04-167    20290E/9909N      55.00       55.50         2.79/0.50
                              55.50       56.00        12.80/0.50
                              56.00       56.50       278.50/0.50*
                              56.50       57.00         2.16/0.50
                              57.00       57.50        93.81/0.50*
                              57.50       58.00         4.43/0.50
                              58.00       58.50         0.87/0.50
                              58.50       59.00         9.45/0.50
                              59.00       59.50        10.12/0.50
                              59.50       60.00         0.62/0.50
                              60.00       60.50         0.63/0.50

              SUMMARY OF CEDAR ISLAND MAINLAND ZONE - 9 EAST TARGET
                                  (continued)

--------------------------------------------------------------------------------
                                                                      Composite
                                                      Gold Assay      Gold Grade
                               From        To         Core Length     True Width
Hole No.    Location           (m)         (m)          (g/t/m)         (g/t/m)
--------------------------------------------------------------------------------
                              60.50       61.00        12.90/0.50
                              61.00       61.50         3.43/0.50
                              61.50       62.00         5.28/0.50
                              62.00       62.50        14.24/0.50
                              62.50       63.00        11.15/0.50
                              63.00       63.50         1.38/0.50
                              63.50       64.00         1.69/0.50
                              64.00       64.50         2.54/0.50    22.43/9.10
                              64.50       65.00         3.15/0.50    16.18/9.10*
                              65.00       65.70         7.1/0.70     (*Cut)

SL04-168    20290E/9855N      100.50      101.00       13.11/0.50
                              101.00      101.50       17.96/0.50    23.16/1.86
                              101.50      102.00       67.32/0.50*   15.60/1.86*
                              102.00      102.50        1.94/0.68    (*Cut)

SL04-169    20290E/9854N      106.03      106.79        3.79/0.76
                              106.79      107.60        8.61/0.81
                              107.60      108.60        0.08/1.00
                              108.60      109.00       12.47/0.40     5.02/2.54

SL04-170    20290E/9853N      112.10      112.60        1.18/0.50    23.95/1.20
                              112.60      113.00       81.15/0.40*   10.55/1.20*
                              113.00      113.50        0.94/0.50    (*Cut)

SL04-171    20290E/9853N      135.23      136.00        2.22/0.77
                              136.00      136.89        1.38/0.89
                              136.89      137.29       17.11/0.40     7.58/1.10

SL04-173    20286E/9757N      211.02      211.52       18.92/0.50
                              211.52      212.00       19.93/0.48
                              212.00      212.50       26.49/0.50
                              212.50      213.00       10.40/0.50
                              213.00      213.50        1.34/0.50
                              213.50      214.00        1.98/0.50    13.13/2.54

SL04-175    20286E/9757N      230.90      231.60        6.13/0.70
                              231.60      232.45        0.33/0.85
                              232.45      233.27        2.54/0.82     2.81/2.02

SL04-177    20286E/9756N      247.60      248.00        2.76/0.40
                              248.00      248.74        1.43/0.74
                              248.74      249.26        8.02/0.52
                              249.26      249.70        2.95/0.44     3.63/1.79

SL04-179    20286E/9756N      255.00      255.75       16.06/0.75
                              255.75      256.35        2.86/0.60    10.19/1.15

SL04-180    20270E/9880N      79.40       79.80         1.89/0.40
                              79.80       80.20        69.72/0.40*   18.40/1.45
                              80.20       80.60         4.82/0.40    10.07/1.45*
                              80.60       81.10         1.43/0.50    (*Cut)

              SUMMARY OF CEDAR ISLAND MAINLAND ZONE - 9 EAST TARGET
                                  (continued)

--------------------------------------------------------------------------------
                                                                      Composite
                                                      Gold Assay      Gold Grade
                               From        To         Core Length     True Width
Hole No.    Location           (m)         (m)          (g/t/m)         (g/t/m)
--------------------------------------------------------------------------------

SL04-181    20290E/9755N      300.94      302.00        3.64/1.06
                              302.00      302.52        3.75/0.52     3.67/1.35

                              303.40      303.80        6.78/0.40
                              303.80      304.64        2.49/0.84     3.87/1.06

                              305.77      306.66        2.05/0.89
                              306.66      307.06        6.16/0.40     3.32/1.10

SL04-182    20270E/9879N       82.20       82.90       38.79/0.70*
                               82.90       83.50        2.78/0.60    16.96/1.96
                               83.50       83.90        1.33/0.40    15.59/1.96*
                               83.90       84.50       16.10/0.60    (*Cut)

SL04-183    20270E9879N       105.10      105.70       21.61/0.60
                              105.70      106.10        5.60/0.40    10.82/1.20

SL04-184    20250E/9855N      120.60      121.00       67.90/0.40*
                              121.00      121.50        9.99/0.50    29.71/1.79
                              121.50      122.30       34.86/0.80*   23.09/1.79*
                              122.30      122.70        5.89/0.40    (*Cut)

SL04-185    20310E/9855N      104.12      104.62       10.41/0.50
                              104.62      105.12       12.40/0.50
                              105.12      105.57       13.98/0.45
                              105.57      106.09        2.56/0.52     9.66/1.68

                              115.50      116.00       20.73/0.50     7.38/1.20

                              128.00      128.84       12.18/0.84     7.28/1.20

SL04-186    20230E/9855N      128.35      128.75        1.07/0.40
                              128.75      129.15       21.61/0.40
                              129.15      129.85       33.41/0.70    21.63/1.28

                              132.60      133.00       13.41/0.40
                              133.00      133.40        5.56/0.40     5.37/1.20

SL04-187    20332E/9855N       75.85       76.39        1.67/0.54
                               76.39       77.00        4.13/0.61
                               77.00       77.60        4.62/0.60     3.54/1.49

SL04-188    20352E/9865N       60.20       60.90        1.58/0.70
                               60.90       61.30        0.40/0.40
                               61.30       61.70       19.85/0.40     6.14/1.28

The 9 East Target was tested over a strike length of 120 metres at shallow depths and to a vertical depth (below lake level = 1323 m) of 273 metres. The shoot remains open in both directions and confirms a high-level of homogeneity of gold values. Definition drilling at 20 to 25 metre intervals has shown that previous drilling by BGC underestimated the potential for higher-grade gold mineralization in this area. A total of 7 holes returned values equal to or in excess of 33 grams per tonne gold and 78% of the holes returned gold grades greater than 3.67 grams per tonne.

The Phase II drill data indicate a weighted average (cut) grade of 11.78 grams per tonne gold over a weighted true width of 1.62 metres. The highly anomalous intersection showing 9.1 metres true width would certainly influence and/or strongly bias the overall weighted average of the drill hole population, therefore, the width in Hole SL04-167 was normalized to better reflect the median true width of intersections encountered in the other holes. The 9 East Target correlates very well with the historic mining grades at the Mikado and Cedar Island Mine and suggests that detailed drilling in the vicinity of other high-grade intercepts on the KPM property can return excellent results.

The KPM Property has no underground or surface plant or equipment. Power on the KPM Property is provided by diesel powered generators. The KPM Property is within 20 km from hydro power lines beside the Trans-Canada Highway. There is no known body of commercial ore on the KPM Property and any proposed program will be an exploratory search for ore. The Company cannot assure you that any commercially viable mineral deposit exists on any of the KPM Property or that, if such deposits exist, the Company will be able to develop such deposit on a commercially profitable basis, if at all.

TODD TOWNSHIP PROPERTY, ONTARIO

On June 23, 2004, the Company acquired an option from 1304850 Ontario Inc. (Perry English) of Souris, Manitoba (the "Optionor") to earn a 100% interest in 5 claim units covering 200 acres in the old Fahrenheit / Golden Arm Mines Ltd. patents located about 22 kilometers west of the Red Lake Mine. The terms of the agreement are: issuance of 100,000 common shares of the Company (25,000 shares were issued on July 14, 2004 to the Optionor) and payment of $69,000 over a 4-year period to the Optionor ($3,000 was paid to the Optionor in July 2004). In addition, the property is subject to a 2% net smelter royalty ("NSR") in favour of the Optionor with the Company given the right to purchase 1% of the NSR for $600,000. The agreement was accepted for filing by the TSX Venture Exchange on July 13, 2004.

The property lies within the Pipestone Bay - St. Paul Bay Deformation Zone, a prominent structural feature characterized by pervasive iron carbonate alteration. The Mount Jamie, Rowan Lake and Red Crest deposits are located in the immediate vicinity of the Todd Property and all are spatially associated with the Pipestone Bay - St. Paul Bay Deformation Zone. The property is underlain by a varied assemblage of east-west striking mafic volcanic flows, metasedimentary rocks and chert-magnetite iron formation. Trenches established in the 1930's exposed quartz veins hosted within iron formation. A sequence of clastic sediments sampled in 1969 by the Ontario Geological Survey returned anomalous gold and silver mineralization. Diamond drilling carried out on Rubicon's Rivard Property by Anglo Gold Canada located about 2 kilometers south of Todd has returned significant gold values up to 0.42 ounces gold per ton across 31 feet.

MASKOOTCH LAKE PROPERTY, ONTARIO

On June 23, 2004, the Company acquired an option from 1304850 Ontario Inc. (Perry English) of Souris, Manitoba (the "Optionor") to earn a 100% interest in approximately 32 claim units covering 1,280 acres in the Birch-UchiConfederation Lakes belt located 85 kilometers east of Red Lake, Ontario, known as the Maskootch Lake property. The terms of the agreement are: issuance of 100,000 shares of the Company (25,000 shares were issued on July 14, 2004 to the Optionor) and payment of $88,000 over a 4-year period to the Optionor ($5,000 was paid to the Optionor in July 2004). In addition, the property is subject to a 2% net smelter royalty ("NSR") in favour of the Optionor with the Company given the right to purchase 1% of the NSR for $1M. The agreement was accepted for filing by the TSX Venture Exchange on July 13, 2004.

The property is situated 20 kilometers southeast of the past-producing South Bay Mine. The South Bay copper-zincsilver massive sulphide deposit produced 1.6 million tons of ore with an average grade of 1.8% Cu, 11.06% Zn and 2.12 ounces silver per ton. The Maskootch Lake property covers a geologic environment permissive for the discovery of volcanogenic massive sulphide and precious metal mineralization. A number of co-incident Horizontal Loop EM and magnetic anomalies remain untested from the initial work carried out by St Joseph Explorations Ltd., Noranda Exploration Company Ltd. and Getty Canadian Metals Ltd. from the late 1970's to the mid 1980's. The north arm of a tightly folded sequence of sericitized, intermediate to felsic pyroclastic rocks and sulphide facies iron formation has been traced by airborne and ground follow-up geophysics and mechanical stripping and trenching over a strike length of 2.5 kilometers. Stripped outcrops southeast of Maskootch Lake has exposed synvolcanic, amphibole-garnet-magnetite alteration identified as autoclastic breccia and strong gossanous alteration reflecting widespread chalcopyrite, pyrrhotite and pyrite mineralization. The mineralization occurs across widths of up to 20 meters over a 200 meter strike length. Limited sampling carried out by the Ontario Geological Survey in the early 1990's returned gold values up to 3.2 ounces gold per ton from the Williamson Showing located about 500 meters northwest of Maskootch Lake and 1.18% Cu, 98 ppm Zn, 0.085 ounces gold per ton and 0.32 ounces silver per ton from trenches immediately east of Maskootch Lake.

GLASS TOWNSHIP, ONTARIO

On August 31, 2004, the Company acquired an option from 1544230 Ontario Inc. (Perry English) of Souris, Manitoba (the "Optionor") to earn a 100% interest in approximately 21 claim units covering 840 acres in the Glass Township, Shoal Lake, Ontario. The terms of the agreement are: issuance of 100,000 shares of the Company and payment of $93,000 ($8,000 paid subsequent to year end) over a 4-year period to the Optionor. In addition, the property is subject to a 1 1/4% net smelter royalty ("NSR") in favour of the Optionor with the Company given the right to purchase .5% of the NSR for $500,000. The agreement was accepted for filing by the TSX Venture Exchange on November 2, 2004.

SELECTED ANNUAL AND QUARTERLY FINANCIAL INFORMATION

                               ANNUAL - OCTOBER 31

                                         2004           2003            2002
                                      -----------    -----------    -----------
Revenues ..........................   $      --      $      --      $      --
Loss  before other items ..........      (539,000)      (365,429)       (97,724)
Loss for the year .................      (527,212)      (524,419)       (97,825)
Net loss per share, basic and
   fully diluted ..................         (0.04)         (0.07)         (0.04)
Total assets ......................     2,516,545      1,113,870        247,901
Long term financial liabilities ...          --             --          125,000
Deficit, end of year ..............    (3,931,824)    (3,812,612)    (3,416,958)

Notes:

(a)      The Company has no history of declaring dividends
(b) There were no discontinued operations or extraordinary items in the years under review;
(c)      The Company has no off balance sheet arrangements


A.       RESULTS OF OPERATIONS

FISCAL YEAR ENDED OCTOBER 31, 2002 VS. FISCAL 2001

The Company had no revenue in fiscal 2001 or 2002 and realized a net loss of $(97,825) for the twelve-month period ended October 31, 2002 compared to a net loss of $(48,613) in fiscal 2001. In fiscal 2001, the Company was essentially dormant while it waited for certain negotiations to come to fruition. In fiscal 2002, the Company ceased negotiations with regard to an industrial venture, conducted a change of business classification with the TSX Venture Exchange from industrial to resource company and entered the mineral exploration industry. This change resulted in an increase in legal and accounting fees from $9,616 in fiscal 2001 to $30,009 in fiscal 2002. Similarly, there was an increase in regulatory fees from $3,004 in fiscal 2001 to $15,311 in fiscal 2002 and in transfer agent fees from $4,151 in fiscal 2001 to $4,966 in fiscal 2002. Management fees ($30,000 in each year) included office rent, secretarial and basic accounting and were identical in both fiscal 2001 and fiscal 2002. An increase in bank charges from $263 to $351 and an increase in interest on debt from nil to $5,406, as well as the $10,000 financing fee, in fiscal 2002, can be attributed to the $175,000 financing completed on July 10, 2002.

FISCAL YEAR ENDED OCTOBER 31, 2003 VS. FISCAL 2002

The Company had no revenue and realized a loss for the year of $(524,419) for the twelve-month period ended October 31, 2003 compared to $(97,825) in the twelve-months ended October 31, 2002. The 2003 loss includes a write-off of mineral properties of $158,990 (BX Property). The main expenses were for management fees of $44,000 (2002 - $30,000) which was paid to companies owned 100% by directors of the Company. This figure includes office rent, secretarial and basic accounting. Other expenses for the twelve-month period include $63,044 (2002 - $30,009) for legal and accounting, $15,866 (2002 - $15,311) for regulatory fees and $6,811 (2002 - $4,966) for transfer agent fees. The large increase in legal and accounting fees was due to preparation of a Form 20-F Registration Statement which necessitated hiring of U.S. legal counsel and a change of auditor. Other categories of interest are: (a) financing fees of $102,500 (2002 - $10,000) for private placements to raise money for property option expense and drilling programs on the KPM property; (b) investor relations of $78,260 (2002 - $Nil) as the Company has materials prepared for display and hand out at various investment forums across North America that directors travel to and (c) interest on debt of $24,748 (2002 - $5,406) which is related to interest on the promissory note and convertible debenture.

FISCAL YEAR ENDED OCTOBER 31, 2004 VS. FISCAL 2003

The Company had no revenue and realized a loss for the year of $(527,212) for the twelve-month period ended October 31, 2004 compared to $(524,419) in the twelve-months ended October 31, 2003. The 2004 loss includes a recovery of mineral property expenditures of $11,788. The main expenses were for management fees of $27,000 (2003 - $44,000) which was paid to companies owned 100% by directors of the Company. This figure includes office rent, secretarial and basic accounting. Other expenses for the twelve-month period include $79,570 (2003 - $63,044) for legal and accounting, $34,808 (2003 - $15,866) for regulatory fees and $10,116 (2003 - $6,811) for transfer agent fees. The large increase in legal and accounting fees was due to continued preparation of a Form 20-F Registration Statement which necessitated hiring of U.S. legal counsel and a change of auditor. Other categories of interest are: (a) investor relations of $132,154 (2003 - $78,260) as the Company had materials prepared for display and hand out at various investment forums across North America that directors travel to and (b) interest on debt of $49,779 (2003 - $24,748) which is related to interest on the promissory note and convertible debenture.

B.       SUMMARY OF QUARTERLY RESULTS

                         FIRST           SECOND          THIRD       FOURTH
FISCAL 2004             QUARTER          QUARTER        QUARTER      QUARTER
------------------     ---------        ---------      ---------    ---------
Revenues                Nil              Nil            Nil          Nil
Net Loss               ($300,478)(1)    ($98,603)      ($585,719)   ($42,412)
Net Loss Per Share     ($0.02)          ($0.01)        ($0.01)      ($0.00)

                         FIRST           SECOND          THIRD       FOURTH
FISCAL 2004             QUARTER          QUARTER        QUARTER      QUARTER
------------------     ---------        ---------      ---------    ---------
Revenues                Nil              Nil            Nil          Nil
Net Loss               ($22,974)        ($54,604)      ($152,825)   ($294,016)
Net Loss Per Share     ($0.00)          ($0.01)        ($0.02)      ($0.04)

(1)      $160,000 stock based compensation

C.       LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations almost exclusively through the sale of its common shares to investors and will be required to continue to do so for the foreseeable future.

FISCAL 2002

At the beginning of fiscal 2002, the Company was essentially inactive. It had cash of $1,778. During the year, it obtained two loans totalling $175,000, of which one for $50,000 was repaid from the proceeds of a private placement of $200,000. The Company obtained a mineral property for $10,000 and spent $152,049 exploring it. The loss for the year was $(97,825).

On December 28, 2001, trading in the Company's common shares was halted pending receipt and review of acceptable documentation regarding the change of business and/or reverse take-over pursuant to applicable policies of the Canadian Venture Exchange (now the TSX Venture Exchange) based on the Company's agreement to purchase all of the issued and outstanding shares in the capital of a private British Columbia company (see "Fiscal 2001") (the "COB").
In the first part of fiscal 2002, the Company had no operating business and no assets. The Company was classified in the industrial industry; however, during the fiscal year the Company received disinterested shareholder approval to a change of business to natural resources.

In May 2002, the Company entered into an option agreement to explore and develop some mineral claims located in the Liard Mining Division of British Columbia with another public company. The property was expanded to cover 10,320 hectares during the course of the fiscal 2002 work program. The Company was the operator of the project and was required to make cash payments of $100,000 (of which $10,000 was paid in fiscal 2002), issue 450,000 common shares (of which 50,000 common shares were issued in fiscal 2002), and incur exploration expenditures of $1,100,000 (of which $150,000 was expended in fiscal 2003) to earn a 50% interest.

As part of the COB, on July 10, 2002, the Company issued two promissory notes in the aggregate amount of $175,000 to finance the BX Property located in the Liard Mining Division, British Columbia (the "Loans"). The Loans bore interest of 10% per annum, and were payable on the earlier of (a) the date the lender demanded payment by notice in writing if the Company had not commenced trading on the TSX Venture Exchange (the "Exchange") on or before September 30, 2002 or (b) the date which was two years from the date the Loans were advanced. In consideration for providing the Loans, the Company agreed to issue to the lenders the maximum number of shares allowable by the Exchange pursuant to its policies, the number of which shall have a market value of not more than 20% of the amount of the Loans. Market value was determined based on the closing price of the Company's shares on the Exchange on the 10th trading day after the resumption of trading of the Company's shares on the Exchange. Resumption of trading took place on August 26, 2002; therefore the number of shares to be issued was determined on September 9, 2002. Based on the $0.10 closing price of the Company's shares on September 9, 2002, one of the lenders ($50,000) received

100,000 shares of the Company. The $50,000 note was repaid in cash, including interest of $1,194, on October 22, 2002.

On September 10, 2002, the Company entered into a debt settlement agreement with Bullock Consulting Ltd. ("BCL"), a private company owned as to 100% by Rupert L. Bullock, the President and Chief Financial Officer and a Director of the Company, to settle debt in the amount of $66,875. A total of 668,750 shares of the Company were issued to BCL at a deemed price of $0.10 per share to settle such debt. The shares were subject to a hold period expiring on February 8, 2003.

On October 16, 2002, the second note, for $125,000, was converted into a Series "A" convertible debenture (the "Debenture"), with a 1,250,000 detachable share purchase warrant (the "Warrant") with an exercise price of $0.10 per share until July 23, 2004. Interest is payable semi-annually at a rate of 10% per annum calculated monthly. The lender also has the right, on or before July 23, 2004, to convert a portion or all of any unpaid interest accrued to the Debenture into common shares of the Company at a conversion rate equal to the market price (as defined by the policies of the Exchange) of the Company's shares at the time of conversion. At October 31, 2002, 1,250,000 of these warrants remained outstanding.

During the year ended October 31, 2002, in connection with private placements, the Company received gross proceeds of $200,000 and issued a total of 2,000,000 common shares. Of these, 1,150,000 common shares were issued for $115,000 of flow-through funds. The Company also issued 2,000,000 warrants for the purchase of up to 2,000,000 common shares at $0.10 per common share until October 7, 2004. The Company paid a finder's fee of $16,692. At October 31, 2002, 2,000,000 of these warrants remained outstanding.

The amount of cash and cash equivalents on hand at the end of October 31, 2002 was $68,123 (2001 - $1,778). The amount due to related party of $50,309 in the year ended October 31, 2001 was due to Bullock Consulting Ltd., a private company owned by Rupert L. Bullock, the President and Chief Financial Officer and a Director of the Company, which had been paying the ongoing expenses of the Company for over 1 1/2 years and includes management fees for 2 years.

At October 31, 2002, the Company had working capital of $44,797 (2001 - ($67,605)) and 2000 - ($18,992)). The continuation of the Company is dependent upon its ability to attain profitable operations and generate cash flow therefrom and/or to raise equity capital through the sale of its securities. Management is actively pursuing such additional sources of financing, and while it has been successful in doing so in the past, it may not be able to do so in the future. Because of this uncertainty, there is doubt about the ability of the Company to continue as a going concern. The financial statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

FISCAL 2003

At the beginning of the fiscal year, the Company had cash of $68,123. It raised $350,000 by issuing a promissory note and a further $995,250 through the issuance of share capital. During the year, it acquired a new mineral property. Acquisition costs were $552,500 and $439,499 was spent exploring the property.

In November, 2002, the Company closed a private placement consisting of 320,000 units at CDN$0.11 per unit with Richard W. Hughes, each unit consisting of one
(1) common share and one (1) non-transferable share purchase warrant, for gross proceeds of CDN$35,200. The proceeds were added to working capital. Mr. Hughes became a director of the Company on December 19, 2002.

In February 2003, the Company closed a private placement consisting of 1,625,000 flow-through units at $0.20 per unit and 1,750,000 units at $0.20 per unit, for total consideration of $675,000. Each flow-through unit consists of one (1) flow-through common share and one (1) share purchase warrant entitling the holder thereof to purchase one (1) additional non-flow-through common share of the Company at a price of $0.25 per share on or before February 28, 2005. Each non-flow-through unit consists of one (1) common share and one (1) share purchase warrant entitling the holder thereof to purchase one (1) additional common share of the Company at a price of $0.25 per on or before February 28, 2005. The flow-through proceeds ($325,000) were used for KPM Property acquisition costs and the non-flow-through proceeds are being used for diamond drilling on the KPM Property to attempt to extend the Mainland and Breccia Zones, coupled with in-fill drilling to try to clearly define a resource as a result of the previous drilling and for general corporate purposes ($350,000). The Company paid a cash finder's fee of $54,784.

In May 2003, the Company closed a private placement consisting of 535,715 units at $0.28 per unit, for total consideration of $150,000. Each unit consists of one (1) common share and one (1) share purchase warrant entitling the holder thereof to purchase one (1) additional common share of the Company at a price of $0.32 per on or before May 29, 2005. The proceeds were used for additional drilling on the KPM Property and for general corporate purposes. The Company paid a cash finder's fee of $12,840.

On July 10, 2003, the Company issued a promissory note in the amount of $350,000 to continue the Company's current drilling program on its KPM Property located in the Kenora, Ontario area and for working capital (the "Loan"). The Loan bears interest at the rate of 10% per annum, and is payable on the earlier of (a) the date the lender demands payment by notice in writing or (b) the date which is one year from the date the Loan were advanced. In consideration for providing the Loan, the Company issued to the lender a total of 311,111 shares at a deemed price of $0.225 per share, being the maximum number of shares allowable by the TSX Venture Exchange pursuant to its policies. The Company paid a cash finder's fee of $32,500.

In September 2003, the Company closed a private placement consisting of 250,000 units at $0.40 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder thereof to purchase one additional common share of the Company for a period of two years at a price of $0.40 per share. The Company paid a cash finder's fee of $8,000. The proceeds of the financing were used for general corporate purposes.

FISCAL 2004

At the beginning of the fiscal year, the Company had cash of $98,463. It raised $1,750,000 through the issuance of share capital. During the year, it acquired three new mineral properties. Acquisition costs for the KPM Property and the new properties were $370,582 and $1,059,238 was spent on exploration on the KPM Property.

In December 2003, the Company closed a private placement consisting of 4,400,000 units, of which 3,100,000 units were flow-through units at a price of $0.35 per unit with a share purchase warrant exercisable into one common share of the Company at a price of $0.35 per share on or before December 22, 2005 AND 1,300,000 units were non-flow-through units at a price of $0.30 per unit with a share purchase warrant exercisable into one common share of the Company at a price of $0.30 per share on or before December 22, 2005. The flow-through proceeds ($1,085,000) were used for a 10,000 metre diamond drill program on the Company's KPM Property. The non-flow-through proceeds ($390,000) were used for general corporate purposes. The Company paid cash finder's fees totaling $141,490.

During fiscal 2004, the Company agreed to issue 4,730,688 units in settlement of debt, in the amount of $614,989.42, each unit comprising one common share of the Company and one non-transferable share purchase warrant exercisable at $0.13 per share for a period of two years. The units were treated as allotted in the audited financial statements but were formally issued in December 2004 (subsequent to year end). The warrants are exercisable on or before December 23, 2006.

STOCK BASED COMPENSATION PLAN

Effective November 1, 2002, the Company adopted, on a prospective basis, the recommendations of the Canadian Institute of Chartered Accountants with respect to the recognition, measurement, and disclosure of stock-based compensation and other stock based payments. Under this policy the Company has elected to value stock-based compensation granted to employees using the intrinsic value method, whereby compensation costs for awards to employees are recognized only when the market price exceeds the exercise price at the date of grant. Pro-forma disclosure of the impact on net income and earnings per share of the fair value of options granted to employees is required.

Effective November 1, 2003, the Company adopted, on a prospective basis, the recommendations of the Canadian Institute of Chartered Accountants with respect to the recognition, measurement, and disclosure of stock-based compensation and other stock based payments. Under this policy the Company has elected to value stock-based compensation granted at the fair value as determined using the Black-Scholes option valuation model.

OUTSTANDING SHARE DATA

The authorized capital of the Company consists of 100,000,000 common shares. As at October 31, 2004, there were 17,267,227 common shares issued and outstanding. In addition, a total of 4,730,688 shares were allotted pursuant to a shares for debt transaction. Accordingly, a total of 21,997,915 shares were issued and allotted as at October 31, 2004. The 4,730,688 shares were issued on December 23, 2004.

As at October 31, 2004, the following options, share purchase warrants and debenture were outstanding:


              NUMBER OF         EXERCISE
               OPTIONS            PRICE            EXPIRY DATE
              ---------         ---------       -----------------
                 85,000             $0.10         October 8, 2007
                 62,000             $0.25           March 2, 2008
                 70,000             $0.56         January 5, 2009
                 85,000             $0.10         October 8, 2007
                 62,000             $0.25           March 2, 2008
                140,000             $0.56         January 5, 2009
                 85,000             $0.10         October 8, 2007
                 62,000             $0.25           March 2, 2008
                 70,000             $0.56         January 5, 2009
                 50,000             $0.56         January 5, 2009
                 85,000             $0.10         October 8, 2007
                 62,000             $0.25           March 2, 2008
                 50,000             $0.56         January 5, 2009
                 85,000             $0.23       December 18, 2007
                 62,000             $0.25           March 2, 2008
                 70,000             $0.56         January 5, 2009
                 50,000             $0.30           June 16, 2008
                 50,000             $0.56         January 5, 2009
              ---------
              1,285,000

                                    WARRANTS:

              NUMBER OF         EXERCISE
               OPTIONS            PRICE            EXPIRY DATE
              ---------         ---------       ------------------
                320,000             $0.14        November 14, 2004 (1)
              3,375,000             $0.25        February 28, 2005 (1)
                535,715             $0.32             May 29, 2005
                250,000             $0.40       September 30, 2005
              1,300,000             $0.30        December 22, 2005
              3,100,000             $0.35        December 22, 2005
              4,730,688             $0.13        December 23, 2006 (2)
             ----------
             13,611,403

(1)      Subsequent to year end, these warrants expired and were not exercised;

(2) These warrants were treated as allotted in the audited financial statements but were formally issued on December 23, 2004 (subsequent to year end).

                                   DEBENTURE:

On July 10, 2002, the Company issued a promissory note in the amount of $125,000. On October 16, 2002, the loan was converted into a $125,000 Series "A" convertible debenture (the "Debenture") that may be convertible into common shares of the Company at a price of $0.10 per share, together with a detachable share purchase warrant (the "Warrant"). One Warrant was issued for each $0.10 of principal amount of the Debenture. The right to purchase common shares of the Company on exercise of the Warrant may be exercised at any time until the close of business on July 23, 2004 at a price of $0.10 per share. As at July 31, 2004, the Warrant was exercised in its entirety and the shares were issued. Interest is payable semi-annually at a rate of 10% per annum calculated monthly. The lender had the right, on or before July 23, 2004, to convert a portion or all of any unpaid interest accrued to the Debenture into shares of the Company at a conversion rate equal to the market price (as defined by the policies of the TSX Venture Exchange) of the Company's shares at the time of conversion. On July 23, 2004, the Debenture matured and outstanding interest of $26,250 was paid. The remaining interest of $3,892 and principal was settled for 991,480 units at a price of $0.13 per unit. Each unit is comprised of one (1) common share and one
(1) non-transferable share purchase warrant exercisable on or before December 23, 2006 at a price of $0.13 per share.

INVESTOR RELATIONS

Management of the Company participated with a booth display in five gold shows - one in Las Vegas, Nevada in April 2003, one in Vancouver, B.C. in June 2003, one in New York in September 2003, one in Calgary in October 2003 and one in San Francisco in November 2003. The Company also participated in the PDAC 2004 International Convention in March 2004 and a gold show in Calgary in April, 2004, New York in June 2004 and Vancouver in June 2004. The purpose of these shows is to inform potential investors, particularly institutions, and news writers about the prospects for the KPM project.

In December 2003, the Company signed a one year contract with Renmark Financial Communications Inc. ("Renmark") of Montreal, Quebec. At the end of six months, the Company reviewed its association with Renmark and decided to terminate the contract effective June 18, 2004.

FORM 20-F REGISTRATION STATEMENT

The Company's SEC registration statement on Form 20-F became effective on August 20, 2004. As a result, the Company is an SEC reporting company and is required to file annual reports on Form 20-F and interim reports on Form 6-K. The Company's registration statement and reports are available on the SEC's web site at http://www.sec.gov/edgar/searchedgar/companysearch.html. Search the Company's filings by name (Amador), Central Index Key (CIK) code (0001266833), or SEC File Number (000-50422).

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

During fiscal 2004, the Company paid management fees of $27,000 to Bullock Consulting Ltd., a private company owned as to 100% by Rupert L. Bullock, the President of the Company. For details refer to Note 8 to the audited financial statements.

During fiscal 2004, the Company paid consulting services of $32,164 to Vanwest Administrative Services Ltd., a private company owned as to 100% by Beverly J. Bullock, the Corporate Secretary of the Company, for administrative and regulatory services. For details refer to Note 8 to the audited financial statements.

PROPOSED TRANSACTIONS

KPM PROPERTY UPDATE

The grid work began in January 2005 and in February 2005, the Company commenced a 60-line km magnetometer and induced polarization (IP) survey on the KPM
Property. The program, at a cost of approximately $150,000, will employ pole-dipole "combo-array" Spectral IP/Resistivety and magnetometer surveying to
1) cost effectively discover new gold targets; 2) delineate and locate extensions of known gold targets; 3) map out areas of anomalous sulphide concentration.

The work will include detailed coverage along the western extension of the Cedar Island Mainland Zone that includes the Cedar Island Mine in addition to the 6 and 9 East Targets. The 9 East Target reflects an area of high-grade gold mineralization extending from surface to a vertical depth of 275 meters over a strike length of 125 meters. Results from in-fill and resource expansion drilling returned 22.43 g/t over 9.10 m TW (cut), 23.09 g/t over 1.79 m TW (cut) and 13.13 g/t over 2.54 m TW.

The results of IP coverage in areas of known high-grade gold mineralization, for example the 9 East Target, will be applied in assessing the quality of anomalies found elsewhere on the KPM Property. Of particular importance, will be the discovery of sulphide-rich zones under the relatively-untested lake portion of the Cedar Island Mainland Zone in the vicinity of Cedar Island.

The Cedar Island Mainland Zone is the most advanced gold target on the property that includes numerous gold-bearing regional targets that require additional follow-up exploration work. The geophysical survey will be used to help guide the Phase III drilling effort towards targets considered to have potential for the discovery of high-grade ounces.

PRIVATE PLACEMENT

On February 28, 2005, the Company announced that it has arranged a private placement consisting of 1,000,000 units at a price of $0.10 per unit, for aggregate proceeds of $100,000. Each unit is comprised of one (1) common share and one (1) transferable share purchase warrant of the Company, each share purchase warrant exercisable for one (1) common share at a price of $0.10 per share for a period of two (2) years. Pursuant to applicable policies of the TSX Venture Exchange, the Company will pay a finder's fee of up to 9% to qualified persons who assist the Company in the private placement. The financing is subject to the approval of the TSX Venture Exchange. The proceeds from the private placement will be used by the Company for working capital.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

See Note 2(f) to the audited financial statements.

APPROVAL

The Board of Directors of the Company has approved the disclosure contained in this Quarterly MD&A. A copy of this MD&A will be provided to anyone who requests it.

ADDITIONAL INFORMATION

Additional information with respect to the Company is also available on SEDAR at WWW.SEDAR.COM and also on the Company's website at WWW.AMADORGOLDCORP.COM.

                                 CORPORATE DATA
                                 (March 1, 2005)
                   TSX Venture Exchange (Trading Symbol: AGX)
                              CUSIP #: 02264P 10 1


TRANSFER AGENT                      SHARE STRUCTURE
--------------------------------------------------------------------------------
Pacific Corporate Trust Company     SHARES ISSUED:
10th Floor, 625 Howe Street         24,522,915
Vancouver, British Columbia,
   V3C 3B8                          OUTSTANDING WARRANTS:
Phone:   604.689.9853                  535,715 @ $0.32 (Expiry: May 29/05)
Fax:     604.689.8144                  250,000 @ $0.40 (Expiry: September 30/05)
                                     1,300,000 @ $0.30 (Expiry: December 22/05)
                                     3,100,000 @ $0.35 (Expiry: December 22/05)
                                       500,000 @ $0.20 (Expiry: December 30/05)
                                       100,000 @ $0.15 (Expiry: December 30/05)
                                     1,500,000 @ $0.14 (Expiry: December 8/06)
                                     4,730,688 @ $0.13 (Expiry: December 23/06)
                                    ----------
                                    12,016,403

                                    OPTIONS:
                                       340,000 @ $0.10 (Expiry: October 8/07)
                                        85,000 @ $0.23 (Expiry: December 18/07)
                                       310,000 @ $0.25  (Expiry: March 2/08)
                                        50,000 @ $0.30 (Expiry: June 16/08)
                                       500,000 @ $0.56  (Expiry: January 5/09)
                                    ----------
                                     1,285,000

                                    FULLY DILUTED SHARES:
                                    37,824,318 (1)

(1) A total of 1,000,000 common shares and 1,000,000 share purchase warrants will be issued pursuant to a private placement which is subject to approval by the TSX Venture Exchange.


AUDITORS                            CORPORATE COUNSEL
--------------------------------------------------------------------------------

Staley, Okada & Partners            CANADA: McCullough O'Connor Irwin
Chartered Accountants                       Solicitors
Suite 400, 889 West Pender St.              1100-888 Dunsmuir Street
Vancouver, British Columbia,                Vancouver, British Columbia, V6C 3K4
   V6C 3B2                                  Phone:   604.687.7077
Phone    604.694.6070                       Fax:       604.687.7099
Fax:     604.585.8377               U.S.A.: Miller & Holguin
FINANCIAL YEAR END:  October 31             1801 Century Park East, 7th Floor
                                            Los Angeles, California
                                            U.S.A., 90067


ACCOUNTANTS
--------------------------------------------------------------------------------
MacKay LLP
Chartered Accountants
Suite 1100-1177 West Hastings St.
Vancouver, British Columbia, V6E 4T5
Phone    604.697.5251
Fax:     604.687.5805


FORM 20-F REGISTRATION STATEMENT
--------------------------------------------------------------------------------
Central Index Key (CIK) code (0001266833), or SEC File Number (000-50422)


DIRECTORS, OFFICERS AND MANAGEMENT
--------------------------------------------------------------------------------
Rupert L. Bullock, B.Comm.                      Phone: 604.536.5357
(President, CFO  & Director)                    Fax:      604.536.5358
                                                info@amadorgoldcorp.com
Lynn W. Evoy                                    www.amadorgoldcorp.com
(CEO & Director)

Philip J. Southam, P. Geo.
(Director)

Richard W. Hughes
(Director)

Kevin Leonard
(Project Geologist)

                                                                      DOCUMENT 5

                                                                       EXHIBIT 3


                                                    INCORPORATION NUMBER: 219019

                                AMADOR GOLD CORP.
                                 (THE "COMPANY")

                                    ARTICLES

1.     INTERPRETATION..........................................................1

2.     SHARES AND SHARE CERTIFICATES...........................................2

3.     ISSUE OF SHARES.........................................................3

4.     SHARE REGISTERS.........................................................4

5.     SHARE TRANSFERS.........................................................4

6.     TRANSMISSION OF SHARES..................................................6

7.     PURCHASE OF SHARES......................................................6

8.     BORROWING POWERS........................................................6

9.     ALTERATIONS.............................................................7

10.    MEETINGS OF SHAREHOLDERS................................................8

11.    PROCEEDINGS AT MEETINGS OF SHAREHOLDERS.................................9

12.    VOTES OF SHAREHOLDERS..................................................13

13.    DIRECTORS..............................................................16

14.    ELECTION AND REMOVAL OF DIRECTORS......................................18

15.    ALTERNATE DIRECTORS....................................................20

16.    POWERS AND DUTIES OF DIRECTORS.........................................21

17.    DISCLOSURE OF INTEREST OF DIRECTORS....................................22

18.    PROCEEDINGS OF DIRECTORS...............................................23

19.    EXECUTIVE AND OTHER COMMITTEES.........................................25

20.    OFFICERS...............................................................27

21.    INDEMNIFICATION........................................................27

22.    DIVIDENDS AND RESERVES.................................................28

23.    DOCUMENTS, RECORDS AND REPORTS.........................................30

24.    NOTICES................................................................30

25.    SEAL...................................................................32

26.    PROHIBITIONS...........................................................32


1.       INTERPRETATION

1.1      DEFINITIONS

In these Articles, unless the context otherwise requires:

(1) "board of directors", "directors" and "board" mean the directors or sole director of the Company for the time being;

(2)      "BUSINESS   CORPORATIONS  ACT"  means  the  BUSINESS  CORPORATIONS  ACT
         (British Columbia) as amended from time to time and includes all regulations as amended from time to time made pursuant to that Act;

(3) "legal personal representative" means the personal or other legal representative of the shareholder;

(4) "registered address" of a shareholder means the shareholder's address as recorded in the central securities register;

(5)      "seal" means the seal of the Company, if any.

1.2      BUSINESS CORPORATIONS ACT AND INTERPRETATION ACT DEFINITIONS APPLICABLE

The definitions in the BUSINESS CORPORATIONS ACT and the definitions and rules of construction in the INTERPRETATION ACT, with the necessary changes, so far as applicable, and unless the context requires otherwise, apply to these Articles as if they were an enactment. If there is a conflict between a definition in the BUSINESS CORPORATIONS ACT and a definition or rule in the INTERPRETATION ACT relating to a term used in these Articles, the definition in the BUSINESS CORPORATIONS ACT will prevail in relation to the use of the term in these Articles. If there is a conflict between these Articles and the BUSINESS CORPORATIONS ACT, the BUSINESS CORPORATIONS ACT will prevail.

2.       SHARES AND SHARE CERTIFICATES

2.1      AUTHORIZED SHARE STRUCTURE

The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

2.2      FORM OF SHARE CERTIFICATE

Each share certificate issued by the Company must comply with, and be signed as required by, the BUSINESS CORPORATIONS ACT.

2.3      SHAREHOLDER ENTITLED TO CERTIFICATE OR ACKNOWLEDGMENT

Each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder's name or (b) a non-transferable written acknowledgment of the shareholder's right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate and delivery of a share certificate for a share to one of several joint shareholders or to one of the shareholders' duly authorized agents will be sufficient delivery to all.

2.4      DELIVERY BY MAIL

Any share certificate or non-transferable written acknowledgment of a shareholder's right to obtain a share certificate may be sent to the shareholder by mail at the shareholder's registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.

2.5      REPLACEMENT OF WORN OUT OR DEFACED CERTIFICATE OR ACKNOWLEDGEMENT

If the directors are satisfied that a share certificate or a non-transferable written acknowledgment of the shareholder's right to obtain a share certificate is worn out or defaced, they must, on production to them of the share certificate or acknowledgment, as the case may be, and on such other terms, if any, as they think fit:

(1) order the share certificate or acknowledgment, as the case may be, to be cancelled; and

(2) issue a replacement share certificate or acknowledgment, as the case may be.

2.6      REPLACEMENT OF LOST, STOLEN OR DESTROYED CERTIFICATE OR ACKNOWLEDGMENT

If a share certificate or a non-transferable written acknowledgment of a shareholder's right to obtain a share certificate is lost, stolen or destroyed, a replacement share certificate or acknowledgment, as the case may be, must be issued to the person entitled to that share certificate or acknowledgment, as the case may be, if the directors receive:

(1) proof satisfactory to them that the share certificate or acknowledgment is lost, stolen or destroyed; and

(2)      any indemnity the directors consider adequate.

2.7      SPLITTING SHARE CERTIFICATES

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder's name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

2.8      CERTIFICATE FEE

There must be paid to the Company, in relation to the issue of any share certificate under Articles 2.5, 2.6 or 2.7, the amount, if any and which must not exceed the amount prescribed under the BUSINESS CORPORATIONS ACT, determined by the directors.

2.9      RECOGNITION OF TRUSTS

Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as by law or statute or these Articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

3.       ISSUE OF SHARES

3.1      DIRECTORS AUTHORIZED

Subject to the BUSINESS CORPORATIONS ACT and the rights of the holders of issued shares of the Company, the Company may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

3.2      COMMISSIONS AND DISCOUNTS

The Company may at any time pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

3.3      BROKERAGE

The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

3.4      CONDITIONS OF ISSUE

Except as provided for by the BUSINESS CORPORATIONS ACT, no share may be issued until it is fully paid. A share is fully paid when:

(1) consideration is provided to the Company for the issue of the share by one or more of the following:

         (a)      past services performed for the Company;

         (b)      property;

         (c)      money; and

(2) the value of the consideration received by the Company equals or exceeds the issue price set for the share under Article 3.1.

3.5      SHARE PURCHASE WARRANTS AND RIGHTS

Subject to the BUSINESS CORPORATIONS ACT, the Company may issue share purchase warrants, options and rights upon such terms and conditions as the directors determine, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

4.       SHARE REGISTERS

4.1      CENTRAL SECURITIES REGISTER

As required by and subject to the BUSINESS CORPORATIONS ACT, the Company must maintain in British Columbia a central securities register. The directors may, subject to the BUSINESS CORPORATIONS ACT, appoint an agent to maintain the central securities register. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

4.2      CLOSING REGISTER

The Company must not at any time close its central securities register.

5.       SHARE TRANSFERS

5.1      REGISTERING TRANSFERS

A transfer of a share of the Company must not be registered unless:

(1) a duly signed instrument of transfer in respect of the share has been received by the Company;

(2) if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate has been surrendered to the Company; and

(3) if a non-transferable written acknowledgment of the shareholder's right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgment has been surrendered to the Company.

5.2      FORM OF INSTRUMENT OF TRANSFER

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company's share certificates or in any other form that may be approved by the directors from time to time.

5.3      TRANSFEROR REMAINS SHAREHOLDER

Except to the extent that the BUSINESS CORPORATIONS ACT otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

5.4      SIGNING OF INSTRUMENT OF TRANSFER

If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgments deposited with the instrument of transfer:

(1) in the name of the person named as transferee in that instrument of transfer; or

(2) if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

5.5      ENQUIRY AS TO TITLE NOT REQUIRED

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.

5.6      TRANSFER FEE

There must be paid to the Company, in relation to the registration of any transfer, the amount, if any, determined by the directors.

6.       TRANSMISSION OF SHARES

6.1      LEGAL PERSONAL REPRESENTATIVE RECOGNIZED ON DEATH

In case of the death of a shareholder, the legal personal representative, or if the shareholder was a joint holder, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder's interest in the shares. Before recognizing a person as a legal personal representative, the directors may require proof of appointment by a court of competent jurisdiction, a grant of letters probate, letters of administration or such other evidence or documents as the directors consider appropriate.

6.2      RIGHTS OF LEGAL PERSONAL REPRESENTATIVE

The legal personal representative has the same rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the BUSINESS CORPORATIONS ACT and the directors have been deposited with the Company.

7.       PURCHASE OF SHARES

7.1      COMPANY AUTHORIZED TO PURCHASE SHARES

Subject to Article 7.2, the special rights and restrictions attached to the shares of any class or series and the BUSINESS CORPORATIONS ACT, the Company may, if authorized by the directors, purchase or otherwise acquire any of its shares at the price and upon the terms specified in such resolution.

7.2      PURCHASE WHEN INSOLVENT

The Company must not make a payment or provide any other consideration to purchase or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(1)      the Company is insolvent; or

(2) making the payment or providing the consideration would render the Company insolvent.

7.3      SALE AND VOTING OF PURCHASED SHARES

If the Company retains a share redeemed, purchased or otherwise acquired by it, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

(1)      is not entitled to vote the share at a meeting of its shareholders;

(2)      must not pay a dividend in respect of the share; and

(3)      must not make any other distribution in respect of the share.

8.       BORROWING POWERS

The Company, if authorized by the directors, may:

(1) borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

(2) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

(3) guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(4) mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

9.       ALTERATIONS

9.1      ALTERATION OF AUTHORIZED SHARE STRUCTURE

Subject to Article 9.2 and the BUSINESS CORPORATIONS ACT, the Company may by special resolution:

(1) create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(2) increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(3) subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(4) if the Company is authorized to issue shares of a class of shares with par value:

         (a)      decrease the par value of those shares; or

         (b) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(5) change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(6)      alter the identifying name of any of its shares; or

(7) otherwise alter its shares or authorized share structure when required or permitted to do so by the BUSINESS CORPORATIONS ACT.

9.2      SPECIAL RIGHTS AND RESTRICTIONS

Subject to the BUSINESS CORPORATIONS ACT, the Company may by special resolution:

(1) create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

(2) vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

9.3      CHANGE OF NAME

The Company may by special resolution authorize an alteration of its Notice of Articles in order to change its name or adopt or change any translation of that name.

9.4      OTHER ALTERATIONS

If the BUSINESS CORPORATIONS ACT does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by special resolution alter these Articles.

10.      MEETINGS OF SHAREHOLDERS

10.1     ANNUAL GENERAL MEETINGS

Unless an annual general meeting is deferred or waived in accordance with the BUSINESS CORPORATIONS ACT, the Company must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

10.2     RESOLUTION INSTEAD OF ANNUAL GENERAL MEETING

If all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the BUSINESS CORPORATIONS ACT to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 10.2, select as the Company's annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

10.3     CALLING OF MEETINGS OF SHAREHOLDERS

The directors may, whenever they think fit, call a meeting of shareholders.

10.4     NOTICE FOR MEETINGS OF SHAREHOLDERS

The Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(1)      if and for so long as the Company is a public company, 21 days;

(2)      otherwise, 10 days.

10.5     RECORD DATE FOR NOTICE

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the BUSINESS CORPORATIONS ACT, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(1)      if and for so long as the Company is a public company, 21 days;

(2)      otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.6     RECORD DATE FOR VOTING

The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the BUSINESS CORPORATIONS ACT, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.7     FAILURE TO GIVE NOTICE AND WAIVER OF NOTICE

The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

10.8     NOTICE OF SPECIAL BUSINESS AT MEETINGS OF SHAREHOLDERS

If a meeting of shareholders is to consider special business within the meaning of Article 11.1, the notice of meeting must:

(1)      state the general nature of the special business; and

(2) if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

         (a) at the Company's records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

         (b) during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

11.      PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

11.1     SPECIAL BUSINESS

At a meeting of shareholders, the following business is special business:

(1) at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(2) at an annual general meeting, all business is special business except for the following:

         (a)      business relating to the conduct of or voting at the meeting;

         (b) consideration of any financial statements of the Company presented to the meeting;

         (c)      consideration of any reports of the directors or auditor;

         (d)      the setting or changing of the number of directors;

         (e)      the election or appointment of directors;

         (f)      the appointment of an auditor;

         (g)      the setting of the remuneration of an auditor;

         (h)      business  arising  out  of  a  report  of  the  directors  not
                  requiring   the  passing  of  a  special   resolution   or  an
                  exceptional resolution;

         (i) any other business which, under these Articles or the BUSINESS CORPORATIONS ACT, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

11.2     SPECIAL MAJORITY

The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.

11.3     QUORUM

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two shareholders entitled to vote at the meeting whether in person or by proxy.

11.4     ONE SHAREHOLDER MAY CONSTITUTE QUORUM

If there is only one shareholder entitled to vote at a meeting of shareholders:

(1) the quorum is one person who is, or who represents by proxy, that shareholder, and

(2) that shareholder, present in person or by proxy, may constitute the meeting.

11.5     OTHER PERSONS MAY ATTEND

The directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the Company, the auditor of the Company and any other persons invited by the directors are entitled to attend any meeting of shareholders, but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

11.6     REQUIREMENT OF QUORUM

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

11.7     LACK OF QUORUM

If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(1) in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and

(2) in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

11.8     LACK OF QUORUM AT SUCCEEDING MEETING

If, at the meeting to which the meeting referred to in Article 11.7(2) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum.

11.9     CHAIR

The following individual is entitled to preside as chair at a meeting of shareholders:

(1)      the chair of the board, if any; or

(2) if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

11.10    SELECTION OF ALTERNATE CHAIR

If, at any meeting of shareholders, there is no chair of the board or president present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president are unwilling to act as chair of the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, the directors present must choose one of their number to be chair of the meeting or if all of the directors present decline to take the chair or fail to so choose or if no director is present, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

11.11    ADJOURNMENTS

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

11.12    NOTICE OF ADJOURNED MEETING

It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

11.13    DECISIONS BY SHOW OF HANDS OR POLL

Subject to the BUSINESS CORPORATIONS ACT, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by at least one shareholder entitled to vote who is present in person or by proxy.

11.14    DECLARATION OF RESULT

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Article 11.13, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

11.15    MOTION NEED NOT BE SECONDED

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

11.16    CASTING VOTE

In case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

11.17    MANNER OF TAKING POLL

Subject to Article 11.18, if a poll is duly demanded at a meeting of shareholders:

(1)      the poll must be taken:

         (a) at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

         (b) in the manner, at the time and at the place that the chair of the meeting directs;

(2) the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(3)      the demand for the poll may be withdrawn by the person who demanded it.

11.18    DEMAND FOR POLL ON ADJOURNMENT

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

11.19    CHAIR MUST RESOLVE DISPUTE

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

11.20    CASTING OF VOTES

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

11.21    DEMAND FOR POLL

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

11.22    DEMAND FOR POLL NOT TO PREVENT CONTINUANCE OF MEETING

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

11.23    RETENTION OF BALLOTS AND PROXIES

The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxyholder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

12.      VOTES OF SHAREHOLDERS

12.1     NUMBER OF VOTES BY SHAREHOLDER OR BY SHARES

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Article 12.3:

(1) on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(2) on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

12.2     VOTES OF PERSONS IN REPRESENTATIVE CAPACITY

A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

12.3     VOTES BY JOINT HOLDERS

If there are joint shareholders registered in respect of any share:

(1) any one of the joint shareholders may vote at any meeting, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(2) if more than one of the joint shareholders is present at any meeting, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

12.4     LEGAL PERSONAL REPRESENTATIVES AS JOINT SHAREHOLDERS

Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Article 12.3, deemed to be joint shareholders.

12.5     REPRESENTATIVE OF A CORPORATE SHAREHOLDER

If a corporation, that is not a subsidiary of the Company, is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(1)      for that purpose, the instrument appointing a representative must:

         (a) be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

         (b) be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting;

(2)      if a representative is appointed under this Article 12.5:

         (a) the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

         (b) the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.6     PROXY PROVISIONS DO NOT APPLY TO ALL COMPANIES

If and for so long as the Company is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply, Articles 12.7 to 12.15 apply only insofar as they are not inconsistent with any securities legislation in any province or territory of Canada or in the federal jurisdiction of the United States or in any states of the United States that is applicable to the Company and insofar as they are not inconsistent with the regulations and rules made and promulgated under that legislation and all administrative policy statements, blanket orders and rulings, notices and other administrative directions issued by securities commission or similar authorities appointed under that legislation.

12.7     APPOINTMENT OF PROXY HOLDERS

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders of the Company may, by proxy, appoint one or more (but not more than five) proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

12.8     ALTERNATE PROXY HOLDERS

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

12.9     WHEN PROXY HOLDER NEED NOT BE SHAREHOLDER

A person must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if:

(1)      the  person   appointing  the  proxy  holder  is  a  corporation  or  a
         representative of a corporation appointed under Article 12.5;

(2) the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting; or

(3) the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting.

12.10    DEPOSIT OF PROXY

A proxy for a meeting of shareholders must:

(1) be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(2) unless the notice provides otherwise, be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.11    VALIDITY OF PROXY VOTE

A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(1) at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(2)      by the chair of the meeting, before the vote is taken.

12.12    FORM OF PROXY

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

                                [NAME OF COMPANY]
                                 (the "Company")

         The undersigned, being a shareholder of the Company, hereby appoints [NAME] or, failing that person, [NAME], as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on [MONTH, DAY, YEAR] and at any adjournment of that meeting.

         Number of shares in respect of which this proxy is given (if no number is specified, then this proxy if given in respect of all shares registered in the name of the shareholder):


                                                --------------------------------
                                                Signed [MONTH, DAY, YEAR]

                                                --------------------------------
                                                [SIGNATURE OF SHAREHOLDER]

                                                --------------------------------
                                                [NAME OF SHAREHOLDER--PRINTED]

12.13    REVOCATION OF PROXY

Subject to Article 12.14, every proxy may be revoked by an instrument in writing that is:

(1) received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(2)      provided, at the meeting, to the chair of the meeting.

12.14    REVOCATION OF PROXY MUST BE SIGNED

An instrument referred to in Article 12.13 must be signed as follows:

(1) if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy;

(2) if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 12.5.

12.15    PRODUCTION OF EVIDENCE OF AUTHORITY TO VOTE

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

13.      DIRECTORS

13.1     FIRST DIRECTORS; NUMBER OF DIRECTORS

The number of directors, excluding additional directors appointed under Article 14.8, is set at:

(1) subject to paragraphs (2) and (3), the number of directors that is equal to the number of the Company's first directors;

(2) if the Company is a public company, the greater of three and the most recently set of:

         (a) the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

         (b)      the number of directors set under Article 14.4;

(3)      if the Company is not a public company, the most recently set of:

         (a) the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

         (b)      the number of directors set under Article 14.4.

13.2     CHANGE IN NUMBER OF DIRECTORS

If the number of directors is set under Articles 13.1(2)(a) or 13.1(3)(a):

(1) the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number;

(2) if the shareholders do not elect or appoint the directors needed to fill any vacancies in the board of directors up to that number contemporaneously with the setting of that number, then the directors may appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

13.3     DIRECTORS' ACTS VALID DESPITE VACANCY

An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

13.4     QUALIFICATIONS OF DIRECTORS

A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the BUSINESS CORPORATIONS ACT to become, act or continue to act as a director.

13.5     REMUNERATION OF DIRECTORS

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

13.6     REIMBURSEMENT OF EXPENSES OF DIRECTORS

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

13.7     SPECIAL REMUNERATION FOR DIRECTORS

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company's business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

13.8     GRATUITY, PENSION OR ALLOWANCE ON RETIREMENT OF DIRECTOR

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

14.      ELECTION AND REMOVAL OF DIRECTORS

14.1     ELECTION AT ANNUAL GENERAL MEETING

At every annual general meeting and in every unanimous resolution contemplated by Article 10.2:

(1) the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(2) all the directors cease to hold office immediately before the election or appointment of directors under paragraph (1), but are eligible for re-election or re-appointment.

14.2     CONSENT TO BE A DIRECTOR

No election, appointment or designation of an individual as a director is valid unless:

(1) that individual consents to be a director in the manner provided for in the BUSINESS CORPORATIONS ACT;

(2) that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director; or

(3) with respect to first directors, the designation is otherwise valid under the BUSINESS CORPORATIONS ACT.

14.3     FAILURE TO ELECT OR APPOINT DIRECTORS

If:

(1) the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 10.2, on or before the date by which the annual general meeting is required to be held under the BUSINESS CORPORATIONS ACT; or

(2) the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 10.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

(3)      the date on which his or her successor is elected or appointed; and

(4) the date on which he or she otherwise ceases to hold office under the BUSINESS CORPORATIONS ACT or these Articles.

14.4     PLACES OF RETIRING DIRECTORS NOT FILLED

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

14.5     DIRECTORS MAY FILL CASUAL VACANCIES

Any casual vacancy occurring in the board of directors may be filled by the directors.

14.6     REMAINING DIRECTORS POWER TO ACT

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of summoning a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the BUSINESS CORPORATIONS ACT, for any other purpose.

14.7     SHAREHOLDERS MAY FILL VACANCIES

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

14.8     ADDITIONAL DIRECTORS

Notwithstanding Articles 13.1 and 13.2, between annual general meetings or unanimous resolutions contemplated by Article 10.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 14.8 must not at any time exceed:

(1) one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or

(2) in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this Article 14.8.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 14.1(1), but is eligible for re-election or re-appointment.

14.9     CEASING TO BE A DIRECTOR

A director ceases to be a director when:

(1)      the term of office of the director expires;

(2)      the director dies;

(3) the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(4) the director is removed from office pursuant to Articles 14.10 or 14.11.

14.10    REMOVAL OF DIRECTOR BY SHAREHOLDERS

The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

14.11    REMOVAL OF DIRECTOR BY DIRECTORS

The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

15.      ALTERNATE DIRECTORS

15.1     APPOINTMENT OF ALTERNATE DIRECTOR

Any director (an "appointor") may by notice in writing received by the Company appoint any person (an "appointee") who is qualified to act as a director to be his or her alternate to act in his or her place at meetings of the directors or committees of the directors at which the appointor is not present unless (in the case of an appointee who is not a director) the directors have reasonably disapproved the appointment of such person as an alternate director and have given notice to that effect to his or her appointor within a reasonable time after the notice of appointment is received by the Company.

15.2     NOTICE OF MEETINGS

Every alternate director so appointed is entitled to notice of meetings of the directors and of committees of the directors of which his or her appointor is a member and to attend and vote as a director at any such meetings at which his or her appointor is not present.

15.3     ALTERNATE FOR MORE THAN ONE DIRECTOR ATTENDING MEETINGS

A person may be appointed as an alternate director by more than one director, and an alternate director:

(1) will be counted in determining the quorum for a meeting of directors once for each of his or her appointors and, in the case of an appointee who is also a director, once more in that capacity;

(2) has a separate vote at a meeting of directors for each of his or her appointors and, in the case of an appointee who is also a director, an additional vote in that capacity;

(3) will be counted in determining the quorum for a meeting of a committee of directors once for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, once more in that capacity;

(4) has a separate vote at a meeting of a committee of directors for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, an additional vote in that capacity.

15.4     CONSENT RESOLUTIONS

Every alternate director, if authorized by the notice appointing him or her, may sign in place of his or her appointor any resolutions to be consented to in writing.

15.5     ALTERNATE DIRECTOR NOT AN AGENT

Every alternate director is deemed not to be the agent of his or her appointor.

15.6     REVOCATION OF APPOINTMENT OF ALTERNATE DIRECTOR

An appointor may at any time, by notice in writing received by the Company, revoke the appointment of an alternate director appointed by him or her.

15.7     CEASING TO BE AN ALTERNATE DIRECTOR

The appointment of an alternate director ceases when:

(1) his or her appointor ceases to be a director and is not promptly re-elected or re-appointed;

(2)      the alternate director dies;

(3) the alternate director resigns as an alternate director by notice in writing provided to the Company or a lawyer for the Company;

(4)      the alternate director ceases to be qualified to act as a director; or

(5)      his or her appointor revokes the appointment of the alternate director.

15.8     REMUNERATION AND EXPENSES OF ALTERNATE DIRECTOR

The Company may reimburse an alternate director for the reasonable expenses that would be properly reimbursed if he or she were a director, and the alternate director is entitled to receive from the Company such proportion, if any, of the remuneration otherwise payable to the appointor as the appointor may from time to time direct.

16.      POWERS AND DUTIES OF DIRECTORS

16.1     POWERS OF MANAGEMENT

The directors must, subject to the BUSINESS CORPORATIONS ACT and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the BUSINESS CORPORATIONS ACT or by these Articles, required to be exercised by the shareholders of the Company.

16.2     APPOINTMENT OF ATTORNEY OF COMPANY

The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

17.      DISCLOSURE OF INTEREST OF DIRECTORS

17.1     OBLIGATION TO ACCOUNT FOR PROFITS

A director or senior officer who holds a disclosable interest (as that term is used in the BUSINESS CORPORATIONS ACT) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the BUSINESS CORPORATIONS ACT.

17.2     RESTRICTIONS ON VOTING BY REASON OF INTEREST

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

17.3     INTERESTED DIRECTOR COUNTED IN QUORUM

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

17.4     DISCLOSURE OF CONFLICT OF INTEREST OR PROPERTY

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the BUSINESS CORPORATIONS ACT.

17.5     DIRECTOR HOLDING OTHER OFFICE IN THE COMPANY

A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

17.6     NO DISQUALIFICATION

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

17.7     PROFESSIONAL SERVICES BY DIRECTOR OR OFFICER

Subject to the BUSINESS CORPORATIONS ACT, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

17.8     DIRECTOR OR OFFICER IN OTHER CORPORATIONS

A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the BUSINESS CORPORATIONS ACT, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

18.      PROCEEDINGS OF DIRECTORS

18.1     MEETINGS OF DIRECTORS

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

18.2     VOTING AT MEETINGS

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

18.3     CHAIR OF MEETINGS

The following individual is entitled to preside as chair at a meeting of directors:

(1)      the chair of the board, if any;

(2) in the absence of the chair of the board, the president, if any, if the president is a director; or

(3)      any other director chosen by the directors if:

         (a) neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting;

         (b) neither the chair of the board nor the president, if a director, is willing to chair the meeting; or

         (c) the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

18.4     MEETINGS BY TELEPHONE OR OTHER COMMUNICATIONS MEDIUM

A director may participate in a meeting of the directors or of any committee of the directors in person or by telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A director may participate in a meeting of the directors or of any committee of the directors by a communications medium other than telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all directors who wish to participate in the meeting agree to such participation. A director who participates in a meeting in a manner contemplated by this Article 18.4 is deemed for all purposes of the BUSINESS CORPORATIONS ACT and these Articles to be present at the meeting and to have agreed to participate in that manner.

18.5     CALLING OF MEETINGS

A director may, and the secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the directors at any time.

18.6     NOTICE OF MEETINGS

Other than for meetings held at regular intervals as determined by the directors pursuant to Article 18.1, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors and the alternate directors by any method set out in Article 24.1 or orally or by telephone.

18.7     WHEN NOTICE NOT REQUIRED

It is not necessary to give notice of a meeting of the directors to a director or an alternate director if:

(1)      the  meeting  is  to  be  held  immediately   following  a  meeting  of
         shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

(2) the director or alternate director, as the case may be, has waived notice of the meeting.

18.8     MEETING VALID DESPITE FAILURE TO GIVE NOTICE

The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director or alternate director, does not invalidate any proceedings at that meeting.

18.9     WAIVER OF NOTICE OF MEETINGS

Any director or alternate director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to that director and, unless the director otherwise requires by notice in writing to the Company, to his or her alternate director, and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director or alternate director.

18.10    QUORUM

The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be set at two directors or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting.

18.11    VALIDITY OF ACTS WHERE APPOINTMENT DEFECTIVE

Subject to the BUSINESS CORPORATIONS ACT, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

18.12    CONSENT RESOLUTIONS IN WRITING

A resolution of the directors or of any committee of the directors may be passed without a meeting:

(1) in all cases, if each of the directors entitled to vote on the resolution consents to it in writing; or

(2) in the case of a resolution to approve a contract or transaction in respect of which a director has disclosed that he or she has or may have a disclosable interest, if each of the other directors who are entitled to vote on the resolution consents to it in writing.

A consent in writing under this Article may be by signed document, fax, email or any other method of transmitting legibly recorded messages. A consent in writing may be in two or more counterparts which together are deemed to constitute one consent in writing. A resolution of the directors or of any committee of the directors passed in accordance with this Article 18.12 is effective on the date stated in the consent in writing or on the latest date stated on any counterpart and is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the BUSINESS CORPORATIONS ACT and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

19.      EXECUTIVE AND OTHER COMMITTEES

19.1     APPOINTMENT AND POWERS OF EXECUTIVE COMMITTEE

The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the directors' powers, except:

(1)      the power to fill vacancies in the board of directors;

(2)      the power to remove a director;

(3) the power to change the membership of, or fill vacancies in, any committee of the directors; and

(4) such other powers, if any, as may be set out in the resolution or any subsequent directors' resolution.

19.2     APPOINTMENT AND POWERS OF OTHER COMMITTEES

The directors may, by resolution:

(1) appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

(2) delegate to a committee appointed under paragraph (1) any of the directors' powers, except:

         (a)      the power to fill vacancies in the board of directors;

         (b)      the power to remove a director;

         (c) the power to change the membership of, or fill vacancies in, any committee of the directors; and

         (d) the power to appoint or remove officers appointed by the directors; and

(3) make any delegation referred to in paragraph (2) subject to the conditions set out in the resolution or any subsequent directors' resolution.

19.3     OBLIGATIONS OF COMMITTEES

Any committee appointed under Articles 19.1 or 19.2, in the exercise of the powers delegated to it, must:

(1) conform to any rules that may from time to time be imposed on it by the directors; and

(2) report every act or thing done in exercise of those powers at such times as the directors may require.

19.4     POWERS OF BOARD

The directors may, at any time, with respect to a committee appointed under Articles 19.1 or 19.2:

(1) revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

(2) terminate the appointment of, or change the membership of, the committee; and

(3)      fill vacancies in the committee.

19.5     COMMITTEE MEETINGS

Subject to Article 19.3(1) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Articles 19.1 or 19.2:

(1)      the committee may meet and adjourn as it thinks proper;

(2) the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(3) a majority of the members of the committee constitutes a quorum of the committee; and

(4) questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting does not have a second or casting vote.

20.      OFFICERS

20.1     DIRECTORS MAY APPOINT OFFICERS

The directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.

20.2     FUNCTIONS, DUTIES AND POWERS OF OFFICERS

The directors may, for each officer:

(1)      determine the functions and duties of the officer;

(2) entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(3) revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

20.3     QUALIFICATIONS

No officer may be appointed unless that officer is qualified in accordance with the BUSINESS CORPORATIONS ACT. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as a managing director must be a director. Any other officer need not be a director.

20.4     REMUNERATION AND TERMS OF APPOINTMENT

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors thinks fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

21.      INDEMNIFICATION

21.1     DEFINITIONS

In this Article 21:

(1) "eligible penalty" means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

(2) "eligible proceeding" means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director, former director or alternate director of the Company (an "eligible party") or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director or alternate director of the Company:

         (a)      is or may be joined as a party; or

         (b) is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

(3)      "expenses" has the meaning set out in the BUSINESS CORPORATIONS ACT.

21.2     MANDATORY INDEMNIFICATION OF DIRECTORS AND FORMER DIRECTORS

Subject to the BUSINESS CORPORATIONS ACT, the Company must indemnify a director, former director or alternate director of the Company and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director and alternate director is deemed to have contracted with the Company on the terms of the indemnity contained in this Article 21.2.

21.3     INDEMNIFICATION OF OTHER PERSONS

Subject to any restrictions in the BUSINESS CORPORATIONS ACT, the Company may indemnify any person.

21.4     NON-COMPLIANCE WITH BUSINESS CORPORATIONS ACT

The failure of a director, alternate director or officer of the Company to comply with the BUSINESS CORPORATIONS ACT or these Articles does not invalidate any indemnity to which he or she is entitled under this Part.

21.5     COMPANY MAY PURCHASE INSURANCE

The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

(1) is or was a director, alternate director, officer, employee or agent of the Company;

(2) is or was a director, alternate director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

(3) at the request of the Company, is or was a director, alternate director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

(4) at the request of the Company, holds or held a position equivalent to that of a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, alternate director, officer, employee or agent or person who holds or held such equivalent position.

22.      DIVIDENDS

22.1     PAYMENT OF DIVIDENDS SUBJECT TO SPECIAL RIGHTS

The provisions of this Article 22 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

22.2     DECLARATION OF DIVIDENDS

Subject to the BUSINESS CORPORATIONS ACT, the directors may from time to time declare and authorize payment of such dividends as they may deem advisable.

22.3     NO NOTICE REQUIRED

The directors need not give notice to any shareholder of any  declaration  under
Article 22.2.

22.4     RECORD DATE

The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5 p.m. on the date on which the directors pass the resolution declaring the dividend.

22.5     MANNER OF PAYING DIVIDEND

A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company, or in any one or more of those ways.

22.6     SETTLEMENT OF DIFFICULTIES

If any difficulty arises in regard to a distribution under Article 22.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:

(1)      set the value for distribution of specific assets;

(2) determine that cash payments in substitution for all or any part of the specific assets to which any shareholders are entitled may be made to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(3) vest any such specific assets in trustees for the persons entitled to the dividend.

22.7     WHEN DIVIDEND PAYABLE

Any dividend may be made payable on such date as is fixed by the directors.

22.8     DIVIDENDS TO BE PAID IN ACCORDANCE WITH NUMBER OF SHARES

All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

22.9     RECEIPT BY JOINT SHAREHOLDERS

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

22.10    DIVIDEND BEARS NO INTEREST

No dividend bears interest against the Company.

22.11    FRACTIONAL DIVIDENDS

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

22.12    PAYMENT OF DIVIDENDS

Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the address of the shareholder, or in the case of joint shareholders, to the address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

22.13    CAPITALIZATION OF SURPLUS

Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the surplus or any part of the surplus.

23.      DOCUMENTS, RECORDS AND REPORTS

23.1     RECORDING OF FINANCIAL AFFAIRS

The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the BUSINESS CORPORATIONS ACT.

23.2     INSPECTION OF ACCOUNTING RECORDS

Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

24.      NOTICES

24.1     METHOD OF GIVING NOTICE

Unless the BUSINESS CORPORATIONS ACT or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the BUSINESS CORPORATIONS ACT or these Articles to be sent by or to a person may be sent by any one of the following methods:

(1) mail addressed to the person at the applicable address for that person as follows:

         (a) for a record mailed to a shareholder, the shareholder's registered address;

         (b) for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

         (c) in any other case, the mailing address of the intended recipient;

(2) delivery at the applicable address for that person as follows, addressed to the person:

         (a) for a record delivered to a shareholder, the shareholder's registered address;

         (b) for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

         (c) in any other case, the delivery address of the intended recipient;

(3) sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(4) sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

(5)      physical delivery to the intended recipient.

24.2     DEEMED RECEIPT OF MAILING

A record that is mailed to a person by ordinary mail to the applicable address for that person referred to in Article 24.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing.

24.3     CERTIFICATE OF SENDING

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was addressed as required by Article 24.1, prepaid and mailed or otherwise sent as permitted by Article 24.1 is conclusive evidence of that fact.

24.4     NOTICE TO JOINT SHAREHOLDERS

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing the notice to the joint shareholder first named in the central securities register in respect of the share.

24.5     NOTICE TO TRUSTEES

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(1)      mailing the record, addressed to them:

         (a) by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

         (b) at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(2) if an address referred to in paragraph (1)(b) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

25.      SEAL

25.1     WHO MAY ATTEST SEAL

Except as provided in Articles 25.2 and 25.3, the Company's seal, if any, must not be impressed on any record except when that impression is attested by the signatures of:

(1)      any two directors;

(2)      any officer, together with any director;

(3)      if the Company only has one director, that director; or

(4) any one or more directors or officers or persons as may be determined by the directors.

25.2     SEALING COPIES

For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Article 25.1, the impression of the seal may be attested by the signature of any director or officer.

25.3     MECHANICAL REPRODUCTION OF SEAL

The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the BUSINESS CORPORATIONS ACT or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and the chair of the board or any senior officer together with the secretary, treasurer, secretary-treasurer, an assistant secretary, an assistant treasurer or an assistant secretary-treasurer may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

26.      PROHIBITIONS

26.1     DEFINITIONS

In this Article 26:

(1)      "designated security" means:

         (a)      a voting security of the Company;

         (b) a security of the Company that is not a debt security and that carries a residual right to participate in the earnings of the Company or, on the liquidation or winding up of the Company, in its assets; or

         (c) a security of the Company convertible, directly or indirectly, into a security described in paragraph (a) or (b);

(2)      "security"  has the meaning  assigned in the  SECURITIES  ACT  (British
         Columbia);

(3)      "voting security" means a security of the Company that:

         (a)      is not a debt security, and

         (b) carries a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

26.2     APPLICATION

Article 26.3 does not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

26.3     CONSENT REQUIRED FOR TRANSFER OF SHARES OR DESIGNATED SECURITIES

No share or designated security may be sold, transferred or otherwise disposed of without the consent of the directors and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.

                                                                      DOCUMENT 6

                                                                       EXHIBIT 4


                                AMADOR GOLD CORP.

                             AUDIT COMMITTEE CHARTER


MANDATE

The purpose of the Audit Committee (the "Committee") of the Board of Directors (the "Board") of the Company is to provide an open avenue of communication among management, the Company's independent auditor and the Board, and to assist the Board in its oversight of:

o the integrity, adequacy and timeliness of the Company's financial reporting and disclosure practices;

o the Company's compliance with legal and regulatory requirements related to financial reporting; and

o        the independence and performance of the Company's independent auditor.

The Committee's role is one of oversight. Management is responsible for preparing the Company's financial statements and other financial information and for the fair presentation of the information set forth in the financial statements in accordance with generally accepted accounting principles ("GAAP"). Management is also responsible for establishing internal controls and procedures and for maintaining the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and all applicable laws and regulations.

The independent auditor's responsibility is to audit the Company's financial statements and provide its opinion, based on its audit conducted in accordance with generally accepted auditing standards, that the financial statements presently fairly, in all material respects, the financial position, results of operations and cash flows of the Company in accordance with GAAP.

The Committee is responsible for recommending to the Board the independent auditor to be nominated for the purpose of auditing the Company's financial statements, preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, and for the reviewing and recommending the compensation of the independent auditor. The Company is also directly responsible for the evaluation of and oversight of the work of the independent auditor. The independent auditor shall report directly to the Committee.

COMPOSITION

The Committee shall be comprised of three directors as determined by the Board, the majority of whom shall be free from any relationship that, in the opinion of the Board, would interfere with the exercise of his independent judgment as a member of the Committee. At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee who are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Audit Committee Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board at its first meeting following the annual shareholders' meeting and may be removed by the Board in its discretion. Unless a Chair is elected by the Board, the members of the Committee may designate a Chair by a majority vote of the full Committee membership. A majority of the members of the Committee must not be officers, control persons or employees of the Company or of an affiliate of the Company. The quorum for a meeting of the Committee is a majority of the members who are not officers, control persons or employees of the Company or of an affiliate of the Company. With the exception of the foregoing quorum requirement, the Committee may determine its own procedures.

MEETINGS

The Committee shall meet at least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer of the Company and the independent auditor in separate sessions.

The independent auditor of the Company will be given reasonable notice of all meetings of the Committee and has the right to appear before the Committee at each meeting. On request of the independent auditor, the Chair of the Committee must convene a meeting to consider any matter that the independent auditor believes should be brought to the attention of the Company's shareholders or directors.

RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties, the Committee shall:

DOCUMENTS/REPORTS REVIEW

         (a) Monitor the adequacy of this Charter and recommend any proposed changes to the Board;

         (b) Review the Company's financial statements, MD&A and any annual and interim earnings press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion or review rendered by the independent auditor;

         (c) Review the appointments of the Company's Chief Financial Officer and any other key financial executives involved in the financial reporting process; and

         (d) Review the Company's financial reporting and accounting standards and principles and significant changes in such standards or principles or in their application, including key accounting decisions affecting the financial statements, alternatives thereto and the rationale for decisions made.

INDEPENDENT AUDITOR

         (a) Review annually the performance of the independent auditor who shall be ultimately accountable to the Board and the Committee as representatives of the shareholders of the Company;

         (b) Recommend to the Board the selection and, where applicable, the replacement of the independent auditor nominated annually for shareholder approval;

         (c) Review with management and the independent auditor the audit plan for the year-end financial statements and intended template for such statements;

         (d) Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's independent auditor;

         (e) Review the quality and appropriateness of the accounting policies and the clarity of financial information and disclosure practices adopted by the Company, including consideration of the independent auditor's judgment about the quality and appropriateness of the Company's accounting policies. This review may include discussions with the independent auditor without the presence of management;

         (f)      Review  with  management  and  the  independent   auditor  all
                  significant related party transactions and potential conflicts of interest;

         (g) Pre-approve all non-audit services to be provided to the Company by the independent auditor. Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval, such authority may be delegated by the Committee to one or more independent members of the Committee;

         (h) Monitor the independence of the independent auditor by reviewing all relationships between the independent auditor and the Company and all non-audit work performed for the Company by the independent auditor;

         (i) Review and approve the Company's hiring policies regarding partners, employees, and former partners and employees of the present and former independent auditor of the Company; and

         (j)      Establish and review the Company's procedures for the:

                  (i)      receipt,   retention   and  treatment  of  complaints
                           regarding accounting, financial disclosure, internal controls or auditing matters; and

                  (ii)     confidential,   anonymous   submission  by  employees
                           regarding  questionable  accounting,   auditing,  and
                           financial reporting and disclosure matters.


FINANCIAL REPORTING PROCESSES

         (a) In consultation with the independent auditor, review with management the integrity of the Company's financial reporting process, both internal and independent;

         (b) Consider the independent auditor's judgment about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting;

         (c) Consider, and if appropriate approve, changes to the Company's auditing and accounting principles and practices as suggested by the independent auditor and management;

         (d) Following completion of the annual audit, review separately with management and the independent auditor any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information;

         (e)      Review  and  resolve  any  significant   disagreement  between
                  management and the independent auditor in connection with the preparation of the financial statements;

         (f) Review with the independent auditor and management the extent to which changes and improvements in financial or accounting practices have been implemented;

         (g) Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters;

         (h)      Review the certification process; and

         (i) Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting, auditing, and financial reporting and disclosure matters.

OTHER

         (a) Conduct or authorize investigations into any matters that the Committee believes is within the scope of its responsibilities. The Committee has the authority to retain independent counsel, accountants or other advisors to assist it, as it considers necessary, to carry out its duties, and to set and pay the compensation of such advisors at the expense of the Company; and

         (b) Perform such other functions and exercise such other powers as are prescribed from time to time for the audit committee of a reporting company in Parts 2 and 4 of Multilateral Instrument 52-110 of the Canadian Securities Administrators, the BUSINESS CORPORATIONS ACT (British Columbia) and the articles of the Company.

                                                                      DOCUMENT 7




                           NOTICE OF CHANGE OF AUDITOR


Pursuant to National Instrument 51-102, Amador Gold Corp. ("Amador"):

1. has requested the resignation of Staley, Okada & Partners, Chartered Accountants, Vancouver, British Columbia (the "Former Auditor") to be effective May 11, 2005, the date of Amador's annual and special general meeting. Morgan & Company, Chartered Accountants, Vancouver, British Columbia (the "Successor Auditor") have agreed to act as Amador's auditors commencing on May 11, 2005;

2.       there  have been no  reportable  events  between  Amador and the Former
         Auditor;

3. there were no reservations contained in the Former Auditor's Reports on the annual financial statements of Amador for the two most recently completed fiscal years preceding the date hereof;

4. the resignation of the Former Auditor was approved by Amador's board of directors;

5. the Notice of Change of Auditor, the letter from the Former Auditor and the letter from the Successor Auditor have been reviewed by Amador's audit committee and Amador's board of directors.


AMADOR GOLD CORP.

/s/ Rupert L. Bullock
----------------------------
Rupert L. Bullock, President
April 1, 2005

Staley, Okada & Partners                      Suite 400 - 889 West Pender Street
Chartered Accountants                               Vancouver, BC Canada V6C 3B2
                                                                TEL 604 694-6070
                                                                FAX 604 585-8377
                                                            info@staleyokada.com
                                                             www.staleyokada.com

April 6, 2005


British Columbia Securities Commission
P.O. Box 10142, Pacific Centre 9th Floor -
701 West Georgia Street
Vancouver, B.C., V7Y 1L2
ATTENTION: STATUTORY FILINGS

Alberta Securities Commission
4th Floor, 300 - 5th Avenue SW
Calgary, Alberta, T2P 3C4
ATTENTION: STATUTORY FILINGS

TSX Venture Exchange
2700-650 West Georgia St.
P.O. Box 11633 Vancouver,
B.C., V6B 4N9


Dear Sirs:

RE:      AMADOR  GOLD CORP.  - CHANGE OF  AUDITORS
         NOTICE  PURSUANT TO NATIONAL INSTRUMENT 51-102

We have been provided with and read the Notice of Change of Auditor dated, April 1, 2005 (the "Notice") provided as required under National Instrument 51-102 (the "Instrument") by Amador Gold Corp. (the "Company"). Pursuant to s. 4.11 paragraph 5(a)(ii)(B) of the Instrument, we confirm our agreement with all the statements contained in the Notice. This confirmation is based on our knowledge of the information as of this date.

We understand that the NOTICE OF CHANGE OF AUDITOR, along with this letter and a similar letter from Morgan & Company will be provided to the Company's registered shareholders with the meeting materials relating to the Company's upcoming annual and special general meeting scheduled to be held on May 11, 2005.

Yours truly,


/s/ STALEY, OKADA & PARTNERS
----------------------------
Staley, Okada & Partners

c.c.     Morgan & Company
         P.O. Box 10007
         1488 - 700 West Georgia St.
         Vancouver, B.C. V7Y 1A2
         ATTENTION: MR. JACK CHRISTIANSEN

c.c.     Amador Gold Corp.
         16493-26th Avenue
         Surrey, B.C. V3S 9W9
         ATTENTION: MR. RUPERT L. BULLOCK

                                                                Morgan & Company
                                                           Chartered Accountants


April 6, 2005


British Columbia Securities Commission
#900 - 701 West Georgia Street
P.O. Box 10142, Pacific Centre
Vancouver, BC V7Y 1L2
ATTENTION: STATUTORY FILINGS

Alberta Securities Commission
4th Floor, 300 - 5th Street SW
Calgary, AB T2P 3C4
ATTENTION: STATUTORY FILINGS

TSX Venture Exchange Inc.
#2700 - 650 West Georgia Street
P.O. Box 11633
Vancouver, BC V6B 4N9


Dear Sirs:

RE:      AMADOR GOLD CORP. - CHANGE OF AUDITORS NOTICE
         PURSUANT TO NATIONAL INSTRUMENT 51-102

We have been provided with, and read, the Notice of Change of Auditor, dated April 1, 2005, (the "Notice") provided as required under National Instrument 51-102 (the "Instrument") by Amador Gold Corp. (the "Company"). Pursuant to S.4.11, Paragraph 6(a)(ii)(B) of the Instrument, we confirm our agreement with all the statements contained in such Notice. This confirmation is based on our knowledge of the information as of this date.

We understand that the NOTICE OF CHANGE OF AUDITOR, along with this letter and a similar letter from Staley, Okada & Partners, Chartered Accountants, will be provided to the Company's registered shareholders with the meeting materials relating to the Company's next Annual Meeting of Shareholders.

Yours truly,

/s/ Morgan & Company
----------------------
Morgan & Company
Chartered Accountants

cc:      Amador Gold Corp.
         Staley, Okada & Partners

                                                                      DOCUMENT 8


                                      PROXY

              ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

                                AMADOR GOLD CORP.
                                -----------------
                                (NAME OF COMPANY)

TO BE HELD IN THE BOARDROOM AT 711-675 WEST HASTINGS STREET, VANCOUVER, BRITISH COLUMBIA ON WEDNESDAY, MAY 11, 2005 AT 2:00 P.M.

THE  UNDERSIGNED  MEMBER  ("REGISTERED   SHAREHOLDER")  OF  THE  COMPANY  HEREBY
APPOINTS, LYNN W. EVOY, the Chief Executive Officer and a Director of the Company, or failing this person, RICHARD W. HUGHES, a Director of the Company, or in the place of the foregoing, __________________________________________
(PRINT THE NAME), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

THE UNDERSIGNED REGISTERED SHAREHOLDER HEREBY REVOKES ANY PROXY PREVIOUSLY GIVEN TO ATTEND AND VOTE AT SAID MEETING.

--------------------------------------------------------------------------------
RESOLUTIONS (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

                                                        For    Against  Withhold
----------------------------------------------------- -------- -------- --------
1.       To pass an ordinary resolution to change the            N/A
         Company's  auditors  from  Staley,  Okada  &
         Partners, Chartered Accountants, to Morgan &
         Company, Chartered Accountants
----------------------------------------------------- -------- -------- --------
2.       To  authorize   the  Directors  to  fix  the                     N/A
         auditors' remuneration
----------------------------------------------------- -------- -------- --------
3.       To elect as Director, LYNN W. EVOY                      N/A
----------------------------------------------------- -------- -------- --------
4.       To elect as Director, RICHARD W. HUGHES                 N/A
----------------------------------------------------- -------- -------- --------
5.       To elect as Director, JOHN KEATING                      N/A
----------------------------------------------------- -------- -------- --------
6.       To elect as Director, JAMES M. MCDONALD                 N/A
----------------------------------------------------- -------- -------- --------
7.       To elect as Director, ALAN CAMPBELL                     N/A
----------------------------------------------------- -------- -------- --------
8.       To pass a special  resolution  to remove the                     N/A
         application  of  the  Pre-existing   Company
         Provisions,   as  defined  in  the  BUSINESS
         CORPORATIONS ACT (British Columbia)
----------------------------------------------------- -------- -------- --------
9.       To pass a  special  resolution  to alter the                     N/A
         Company's  share  structure  to an unlimited
         number of common shares without par value
----------------------------------------------------- -------- -------- --------
10.      To pass a special  resolution to approve new                     N/A
         articles for the Company
----------------------------------------------------- -------- -------- --------
11.      To pass an  ordinary  resolution  to approve                     N/A
         the Company's 2005 Stock Option Plan
----------------------------------------------------- -------- -------- --------
12.      To grant the  proxyholder  authority to vote            N/A
         at his/her  discretion on any other business
         or  amendment  or  variation to the previous
         resolutions
--------------------------------------------------------------------------------

SHAREHOLDER SIGN HERE:
                       ------------------------------------------------

DATE SIGNED:
             ----------------------

                       THIS FORM MUST BE SIGNED AND DATED.

                     SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1.       THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE COMPANY.

2. This form of proxy ("Instrument of Proxy") MUST BE SIGNED BY YOU, THE REGISTERED SHAREHOLDER, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and IF EXECUTED BY AN ATTORNEY, OFFICER, OR OTHER DULY APPOINTED REPRESENTATIVE, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. IF THIS INSTRUMENT OF PROXY IS NOT DATED in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4. A REGISTERED SHAREHOLDER WHO WISHES TO ATTEND THE MEETING AND VOTE ON THE RESOLUTIONS IN PERSON, may simply register with the scrutineers before the Meeting begins.

5. A REGISTERED SHAREHOLDER WHO IS NOT ABLE TO ATTEND THE MEETING IN PERSON BUT WISHES TO VOTE ON THE RESOLUTIONS, may do the following:

         (A) APPOINT ONE OF THE MANAGEMENT PROXYHOLDERS named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

         OR

         (B)      APPOINT  ANOTHER  PROXYHOLDER,  who need  not be a  Registered
         Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. THE SECURITIES REPRESENTED BY THIS INSTRUMENT OF PROXY WILL BE VOTED OR WITHHELD FROM VOTING IN ACCORDANCE WITH THE INSTRUCTIONS OF THE REGISTERED SHAREHOLDER ON ANY POLL of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, THE REGISTERED SHAREHOLDER MAY STILL ATTEND THE MEETING AND MAY VOTE IN PERSON. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.


================================================================================
 TO BE REPRESENTED AT THE MEETING, VOTING INSTRUCTIONS MUST BE DEPOSITED AT THE
           OFFICE OF "PACIFIC CORPORATE TRUST COMPANY" NO LATER THAN
   FORTY EIGHT ("48") HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) PRIOR
              TO THE TIME OF THE MEETING, OR ADJOURNMENT THEREOF.

            THE MAILING ADDRESS OF PACIFIC CORPORATE TRUST COMPANY IS
       625 HOWE STREET, 10TH FLOOR, VANCOUVER, BRITISH COLUMBIA, V6C 3B8,
                     AND ITS FAX NUMBER IS (604) 689-8144.

      IF A SHAREHOLDER I.D. AND SHAREHOLDER CODE APPEAR ON THE FACE OF THIS
        PROXY IN THE ADDRESS BOX REGISTERED HOLDERS ARE ABLE TO COMPLETE
             TELEPHONE VOTING AT 1-888-TEL-VOTE (1-888-835-8683) OR
             INTERNET VOTING AT http://www.stocktronics.com/webvote
================================================================================

                                                                      DOCUMENT 9


                     REQUEST FOR VOTING INSTRUCTIONS ("VIF")
              ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

                                AMADOR GOLD CORP.
                                -----------------
                                (NAME OF COMPANY)


TO BE HELD AT 711-675 WEST HASTINGS STREET, VANCOUVER, BRITISH COLUMBIA, V6B 1N2
              ------------------------------------------------------------------
              (LOCATION OF MEETING)

ON  WEDNESDAY            MAY 11, 2005               AT 2:00 PM
   -----------------------------------------------------------------------------
   (DAY OF WEEK)       (MONTH/DAY/YEAR)           (TIME OF MEETING)


To our security holders:

We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified below. Unless you or someone on your behalf attends the meeting as a proxyholder, your securities can be voted only by management, as proxyholder of the registered holder, in accordance with your instructions.

WE ARE PROHIBITED FROM VOTING THESE SECURITIES ON ANY OF THE MATTERS TO BE ACTED UPON AT THE MEETING WITHOUT YOUR SPECIFIC VOTING INSTRUCTIONS. In order for these securities to be voted at the meeting, IT WILL BE NECESSARY FOR US TO HAVE YOUR SPECIFIC VOTING INSTRUCTIONS. Please complete and return the information requested in this form to provide your voting instructions to us promptly.

SHOULD YOU WISH TO ATTEND AND VOTE AT THE MEETING OR HAVE SOMEONE ELSE ATTEND AND VOTE AT THE MEETING ON YOUR BEHALF, PLEASE COMPLETE THE REVERSE SIDE OF THIS FORM.

--------------------------------------------------------------------------------
RESOLUTIONS (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

                                                        For    Against  Withhold
----------------------------------------------------- -------- -------- --------
1.       To pass an ordinary resolution to change the            N/A
         Company's  auditors  from  Staley,  Okada  &
         Partners, Chartered Accountants, to Morgan &
         Company, Chartered Accountants
----------------------------------------------------- -------- -------- --------
2.       To  authorize   the  Directors  to  fix  the                     N/A
         auditors' remuneration
----------------------------------------------------- -------- -------- --------
3.       To elect as Director, LYNN W. EVOY                      N/A
----------------------------------------------------- -------- -------- --------
4.       To elect as Director, RICHARD W. HUGHES                 N/A
----------------------------------------------------- -------- -------- --------
5.       To elect as Director, JOHN KEATING                      N/A
----------------------------------------------------- -------- -------- --------
6.       To elect as Director, JAMES M. MCDONALD                 N/A
----------------------------------------------------- -------- -------- --------
7.       To elect as Director, ALAN CAMPBELL                     N/A
----------------------------------------------------- -------- -------- --------
8.       To pass a special  resolution  to remove the                     N/A
         application  of  the  Pre-existing   Company
         Provisions,   as  defined  in  the  BUSINESS
         CORPORATIONS ACT (British Columbia)
----------------------------------------------------- -------- -------- --------
9.       To pass a  special  resolution  to alter the                     N/A
         Company's  share  structure  to an unlimited
         number of common shares without par value
----------------------------------------------------- -------- -------- --------
10.      To pass a special  resolution to approve new                     N/A
         articles for the Company
----------------------------------------------------- -------- -------- --------
11.      To pass an  ordinary  resolution  to approve                     N/A
         the Company's 2005 Stock Option Plan
----------------------------------------------------- -------- -------- --------
12.      To grant the  proxyholder  authority to vote            N/A
         at his/her  discretion on any other business
         or  amendment  or  variation to the previous
         resolutions
----------------------------------------------------- -------- -------- --------


If this VIF is signed and the form is not marked otherwise, the securities will be voted in favour of each matter identified in the notice of meeting.

If this VIF is not dated in the space provided, authority is hereby given by you, the securityholder, for the proxyholder to date this form seven (7) calendar days after the date on which it was mailed to you, the securityholder.

This VIF confers discretionary authority to vote on such other business as may properly come before the meeting or any adjournment thereof.

This VIF should be read in conjunction with the accompanying notice of meeting and information circular.

By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to voting of, these securities.

(If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.)

SECURITYHOLDER SIGN HERE:
                          ------------------------------------
DATE SIGNED:
             -------------------------------------------------

                    THIS FORM MUST BE SIGNED AND DATED ABOVE.

       ****PLEASE COMPLETE THE FOLLOWING ONLY IF YOU OR SOMEONE OTHER THAN
   A MANAGEMENT REPRESENTATIVE WILL BE ATTENDING THE MEETING TO VOTE ON YOUR
                                  BEHALF.****


Should you wish to attend the meeting and vote or have someone else attend and vote at the meeting on your behalf, please write the name of the person who will attend in the place provided below and a form of legal proxy will be issued which will grant you or the person specified by you the right to attend the meeting and vote. If you require assistance in this regard, please contact ___________________________ at PCTC at 604-689-9853.
(ENTER NAME OF CSR HERE)


PRINT NAME OF PERSON WHO WILL BE ATTENDING THE MEETING HERE:

------------------------------------------------------------

SECURITYHOLDER SIGN HERE:

------------------------------------------------------------

DATE SIGNED:
             -----------------------------------------------

PLEASE SIGN AND DATE.

------------------------------------------------------------


================================================================================
           TO BE REPRESENTED AT THE MEETING, VOTING INSTRUCTIONS MUST
 BE DEPOSITED AT THE OFFICE OF "PACIFIC CORPORATE TRUST COMPANY" NO LATER THAN
             FORTY-EIGHT ("48") HOURS (EXCLUDING SATURDAYS, SUNDAYS
    AND HOLIDAYS) PRIOR TO THE TIME OF THE MEETING, OR ADJOURNMENT THEREOF.

            THE MAILING ADDRESS OF PACIFIC CORPORATE TRUST COMPANY IS
       625 HOWE STREET, 10TH FLOOR, VANCOUVER, BRITISH COLUMBIA, V6C 3B8,
                     AND ITS FAX NUMBER IS (604) 689-8144.

     IF A HOLDER I.D. AND HOLDER CODE APPEAR IN THE ADDRESS BOX ON THE FACE
 OF THIS FORM BENEFICIAL SECURITYHOLDERS ARE ABLE TO COMPLETE TELEPHONE VOTING
                       AT 1-888-TEL-VOTE (1-888-835-8683)
            OR INTERNET VOTING AT http://www.stocktronics.com/webvote
================================================================================

                                                                     DOCUMENT 10


                        FINANCIAL STATEMENT REQUEST FORM


In accordance with the rules of National Instrument 51-102 "Continuous Disclosure Obligations", effective March 30, 2004, a reporting issuer must send annually a request form to the registered holders and to the beneficial owners of its securities, that the registered holders and beneficial owners may use to request a copy of the reporting issuer's annual financial statements and Management Discussion & Analysis ("MD&A"), the interim financial statements and MD&A, or both. Please complete the form below if you wish to receive the statement(s) this year.

YOU WILL NOT AUTOMATICALLY RECEIVE COPIES OF THE FINANCIAL STATEMENT(S) UNLESS THIS CARD IS COMPLETED AND RETURNED. COPIES OF ALL PREVIOUSLY ISSUED ANNUAL AND QUARTERLY FINANCIAL STATEMENTS AND RELATED MD&A ARE AVAILABLE TO THE PUBLIC ON THE SEDAR WEBSITE AT www.sedar.com.

In order to  benefit  the  environment  by  saving  paper  and  reduce  delivery expenses,  we  recommend  that you  select  email as your  preferred  method  of communication  and  provide  your  current  email  address  and your  consent to electronic  delivery.  IN ORDER TO PROVIDE  YOUR  CONSENT,  PLEASE  COMPLETE THE
CONSENT      TO      ELECTRONIC       DELIVERY      FORM       AVAILABLE      AT
www.pctc.com/PCTCPortal/Public/ShareHolder.aspx. Holders that return this card in the mail and have requested delivery of statements via email must at some time prior to the mailing, complete the Consent Form at the above noted URL, or the statements will be sent by mail.

I, the undersigned, certify that I am the owner of the securities (other than debt instruments) of the Company shown below, and request that my name be placed on the Company's Mailing List in respect of its quarterly and/or annual financial statements and MD&A for the CURRENT FINANCIAL YEAR.

--------------------------------------------------------------------------------

                                AMADOR GOLD CORP.

--------------------------------------------------------------------------------

PLEASE SELECT ONE OR BOTH OF THE FOLLOWING OPTIONS:

_____    ANNUAL\FINANCIAL STATEMENTS & MD & A

_____    QUARTERLY FINANCIAL STATEMENTS & MD & A

NAME:
     ---------------------------------------------------------------------------

ADDRESS:
        ------------------------------------------------------------------------
             STREET NAME & NUMBER                       APT. OR SUITE

--------------------------------------------------------------------------------
  CITY            PROV OR STATE         COUNTRY         POSTAL OR ZIP CODE

EMAIL ADDRESS:
              ------------------------------------------------------------------

PREFERRED METHOD OF COMMUNICATION:       Email:      or Mail:
                                               -----         -----

SIGNATURE:                               DATE:
          -----------------------------       ----------------------------------


PLEASE RETURN YOUR COMPLETED REQUEST FORM BY MAIL TO:

PACIFIC CORPORATE TRUST COMPANY
625 HOWE ST, 10TH FLOOR
VANCOUVER,  BC
V6C 3B8

OR BY FAX TO:  604-689-8144

OR COMPLETE THE FORM ONLINE AT: www.pctc.com/PCTCPortal/Public/ShareHolder.aspx

* At Pacific Corporate Trust Company, we respect your privacy and we are committed to protecting your information. The personal information you are providing on this form will only be used for its intended purpose described above, and will be handled in accordance with our Privacy Policy, available on our website at www.pctc.com, or by writing to us at 625 Howe St., 10th Floor, Vancouver, BC, V6C 3B8. PCTC will use the information that you are providing on this form in order to process your request and will treat your signature(s) on this form as your consent to the above.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  AMADOR GOLD CORP.
                                  (Registrant)


Date:    April 15, 2005           BY:  /S/ BEVERLY J. BULLOCK
                                  ---------------------------------------
                                  Beverly J. Bullock, Corporate Secretary